                           OFFER TO PURCHASE FOR CASH

                         ALL OUTSTANDING COMMON SHARES

                                       OF

                               BAAN COMPANY N.V.

                                       AT

                              E2.85 NET PER SHARE

                                       BY

                           INVENSYS HOLDINGS LIMITED
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                  INVENSYS PLC
       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:00 P.M. AMSTERDAM TIME (9:00 A.M., NEW YORK CITY TIME), ON THURSDAY, JULY 13, 2000,
                         UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) OF THE OFFER THAT NUMBER OF SHARES THAT WOULD WHEN ADDED TO THE SHARES PREVIOUSLY ACQUIRED BY INVENSYS HOLDINGS LIMITED, INVENSYS PLC, AND THEIR SUBSIDIARIES REPRESENT AT LEAST 95% OF THE OUTSTANDING SHARES. SEE SECTIONS 12 AND 14.

                            ------------------------

EACH OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD OF BAAN COMPANY N.V. ("BAAN" OR THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.

                            ------------------------

THIS OFFER IS MADE IN ACCORDANCE WITH DUTCH LAW, IN PARTICULAR WITH THE SER-BESLUIT FUSIEGEDRAGSREGELS 1975 ("DUTCH MERGER CODE").

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

              The date of this Offer to Purchase is June 14, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
Questions and Answers about the Offer.......................     ii
IMPORTANT INFORMATION: HOW TO TENDER YOUR SHARES............     vi
INTRODUCTION................................................      1
THE OFFER...................................................      3
  Section 1.  Terms of the Offer; Expiration Date...........      3
  Section 2.  Acceptance for Payment and Payment for
     Shares.................................................      5
  Section 3.  Procedure for Tendering Shares................      6
  Section 4.  Withdrawal Rights.............................      9
  Section 5.  Certain Dutch and U.S. Federal Income Tax
     Consequences...........................................     10
  Section 6.  Price Range of Shares.........................     12
  Section 7.  Effect of the Offer on the Market for Shares;
              Stock Quotation; Exchange Act Registration and
              Margin Securities.............................     13
  Section 8.  Certain Information Concerning the Company....     14
  Section 9.  Certain Information Concerning Parent and
     Offeror................................................     21
  Section 10. Source and Amount of Funds....................     22
  Section 11. Background of the Offer.......................     22
  Section 12. Purpose of the Offer; Delisting and
              Deregistration of Shares; Plans for the
              Company; the Transaction Documents............     23
  Section 13. Dividends and Distributions...................     34
  Section 14. Certain Conditions to the Offer...............     34
  Section 15. Certain Regulatory and Legal Matters..........     36
  Section 16. Fees and Expenses.............................     37
  Section 17. Miscellaneous.................................     37
  Section 18. Other Statements Required by the Dutch Merger
     Code...................................................     38
Schedule I -- Certain Information Concerning the Directors
              and Officers of Parent and Offeror............    S-1
Annex I   -- Index of Defined Terms.........................    I-1
Annex II  -- Price Range of Shares..........................   II-1
Annex III  -- English Translation of Dutch Language Summary
              Provided to Shareholders in The Netherlands...  III-1

                     QUESTIONS AND ANSWERS ABOUT THE OFFER

Q:  WHO IS OFFERING TO BUY MY BAAN SHARES?

A: The offer is being made by Invensys Holdings Limited, a private limited company organized under the laws of England and Wales. We are an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales. Invensys plc is a global electronics and engineering company and a worldwide leader in automation and controls.

     To read more about Invensys Holdings Limited and Invensys plc, see page   .

Q:  WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

A: We are making the offer for any and all of the outstanding common shares of Baan. There are no other outstanding equity securities of Baan. The offer does not relate to Baan's convertible bonds and this offer to purchase is not an offer to purchase Baan's convertible bonds at this time.

Q:  HOW MUCH IS THE BIDDER OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

A: We are offering to pay E2.85 per Baan share in cash, without interest. Each holder of shares registered in the United States will receive cash payments in U.S. dollars rather than in euros unless the holder elects to receive cash payments in euros instead of U.S. dollars.

     For more information on payments for shares, see page   .

Q:  DO WE HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

A: Yes. Invensys plc will provide us with sufficient funds to purchase tendered Baan shares. Invensys plc will provide these funds to us from available working capital and existing credit lines.

Q: IS OUR FINANCIAL CONDITION RELEVANT TO YOUR DECISION ON WHETHER TO TENDER IN THE OFFER?

A: No. We do not believe that our financial condition is important to your decision. We base this conclusion on several factors. We are paying you cash for your shares. The offer is not subject to any financing condition. The offer is for any and all of the outstanding common shares of Baan.

Q:  HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

A: You have until the expiration of the offer at 3:00 p.m. Amsterdam time (9:00 a.m. New York City time) on Thursday, July 13, 2000 to tender your Baan shares. We will purchase all properly tendered shares on the expiration date if the conditions to the offer are then met. After making these purchases, we will continue for a limited period of time to purchase shares submitted to us in accordance with applicable U.S. and Dutch law. On the other hand, if the conditions to the offer are not met on the expiration date, we may terminate or extend the offer.

     For more information on when you can tender your shares in the offer, see
    pages   through      .

Q:  HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

A: If the offer is extended past 3:00 p.m. Amsterdam time (9:00 a.m. New York City time) on July 13, 2000, we will make a public announcement of the new expiration date.

Q:  IS THERE GOING TO BE A SHAREHOLDERS MEETING IN CONNECTION WITH THE OFFER?

A: Yes. Baan has scheduled an informational extraordinary shareholders meeting for June 29, 2000. While no shareholder vote or action is to be taken with respect to the offer at the meeting, the Company's management is expected to make a presentation on the terms of, and answer questions regarding, the offer.

Q:  WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

A: The most significant condition of the offer is that at least 95% of the outstanding Baan shares be previously acquired by us or be validly tendered and not withdrawn at the expiration date of Thursday, July 13, 2000.

    For a complete discussion of the conditions to the offer, see pages
    through      .

Q.  HOW MANY BAAN SHARES DOES INVENSYS OWN?

A. As of the close of business on June 12, 2000, Invensys Holdings Limited, Invensys plc, and their subsidiaries owned 46,306,326 Baan shares, which represented 17.3% of the aggregate outstanding shares.

Q.  HAVE THE WORKS COUNCILS OF BAAN BEEN INFORMED ABOUT THE OFFER?

A: Yes. The Works Councils have been notified of the offer. On June 14, 2000, the Central Works Councils announced that the Company had recovered the Works Councils' positive advice.

Q:  HOW DO I TENDER MY SHARES?

A: If you hold your Baan shares through a custodian, bank or broker in The Netherlands, you will by customary practice be contacted by the custodian, bank or broker through which you hold your shares. The custodian, bank or broker will inquire as to whether you desire to tender your shares in the offer. If you desire to tender your shares in the offer, then you must instruct your custodian, bank or broker to tender your shares in accordance with the procedures of your custodian, bank or broker and in any event before the date which will precede the expiration of the offer.

    If you have Baan shares registered in the United States and hold your shares "of record," you can tender your shares by sending the share certificates representing the tendered shares and the enclosed letter of transmittal to the U.S. depositary, Morgan Guaranty Trust Company of New York, at the address listed in the enclosed letter of transmittal and the back cover of this offer to purchase. If you have Baan shares registered in the United States and your broker holds your shares in "street name" for you, you must direct your broker to tender your shares. Please contact your broker.

    For a complete discussion of how to tender your shares, see pages   through
         .

Q:  UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

A: You can withdraw tendered Baan shares at any time prior to the expiration of the offer at 3:00 p.m. Amsterdam time (9:00 a.m. New York City time) on Thursday, July 13, 2000. If the stated expiration date of the offer is extended, you can withdraw tendered shares at any time prior to the new time and date of expiration.

Q:  HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

A: If you have directed your custodian, bank or broker in The Netherlands to tender your shares, you will need to contact your custodian, bank or broker and comply with their requirements for withdrawing shares. If you have tendered your share certificates directly to Morgan Guaranty Trust Company of New York you can withdraw shares that you have already tendered by sending a notice of withdrawal to the appropriate depositary.

    For a complete discussion of how to withdraw previously tendered shares, see
    pages   through      .

Q:  WHEN WILL THE OFFER BE COMPLETED?

A: If all of the conditions have been satisfied, the offer will expire on July 13, 2000 and the closing would occur promptly thereafter. If the conditions have not been satisfied by July 13, 2000, we may extend or terminate the offer.

Q:  WHEN WILL I RECEIVE PAYMENT FOR MY SHARES?

A: As soon as practicable after the offer is completed. If you hold your shares through a custodian, bank or broker in The Netherlands, your custodian, bank or broker will distribute the cash payment. If you are a holder of shares registered in the United States, Morgan Guaranty Trust Company of New York will distribute to each holder the cash payment.

Q: WHAT DO THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF BAAN THINK OF THE OFFER?

A: The board of management and supervisory board of Baan both unanimously recommend the offer. The members of the board of management and the supervisory board have indicated they intend to accept the offer with respect to the Baan shares they hold.

    For a more detailed description of the board of management's and supervisory
    board's recommendations, see page   .

Q: WHY ARE THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF BAAN RECOMMENDING THE OFFER?

A: The board of management and supervisory board of Baan have both determined that the offer is in the best interests of Baan and its shareholders. The board of management negotiated the terms of the offer and recommended that the supervisory board approve the offer.

Q: DID THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF BAAN RECEIVE AN OPINION REGARDING THE FAIRNESS OF THE OFFER?

A: Yes. The board of management and supervisory board of Baan received a written opinion, dated May 30, 2000, from Lazard Freres & Co. LLC to the effect that, as of that date and subject to the qualifications and assumptions set forth in that opinion, the consideration to be received by the holders of Baan shares pursuant to the offer was fair, from a financial point of view.

Q: WHAT WILL HAPPEN IF NOT ALL OF THE OUTSTANDING BAAN SHARES ARE TENDERED IN THE OFFER?

A: If we acquire at least 95% of the outstanding Baan shares, we intend to pursue a statutory buy out procedure (uitkoopprocedure) to seek an order requiring the sale to us of the shares held by the remaining shareholders under Dutch law. We intend to pay in cash the same per share consideration in the statutory buy out procedure as we pay in the offer; however, because the price to be paid in the statutory buy out procedure will be determined by the Dutch court hearing the proceeding, the price may be different from the price paid in the offer.

    For more information on our intent to pursue the statutory buy out
    procedure, see page   .

Q:  IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

A: If a significant number of shares are purchased in the offer, we will likely request delisting of the Baan shares from the Amsterdam Exchanges and/or the Nasdaq/National Market System. In addition, if you do not tender your Baan shares pursuant to the offer, you will not be entitled to receive any consideration for your shares from us at any time, unless we effect a statutory buy out procedure under Dutch law or agree to acquire your shares in accordance with applicable law.

    For a more complete description of how the offer will affect Baan's shares,
    see pages   through      .

Q:  WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

A: On May 24, 2000, the last trading day before Baan publicly confirmed it was engaged in negotiations with a third party interested in acquiring Baan, the reported closing sale price of Baan shares was E1.61 on the Amsterdam Exchanges and $1 11/16 on the Nasdaq/National Market System. On May 29, 2000, the last trading day before the date Invensys and Baan reached agreement on substantially all of the terms of the offer agreement regarding the offer, the reported closing sales price was E2.69 on the Amsterdam Exchanges; there was no trading on the Nasdaq/National Market System on May
    29. On June 13, 2000, the last trading day before the commencement of the offer, the reported closing sale price of Baan shares was E2.86 on the Amsterdam Exchanges and $2 21/32 on the Nasdaq/National Market System.

    For more information on the price range of Baan's shares, see page   .

Q: IF I OBJECT TO THE PRICE BEING OFFERED, WILL I HAVE APPRAISAL OR DISSENTERS' RIGHTS?

A: No. Dutch law does not recognize the concept of appraisal or dissenters' rights. If you object to the price, you may continue to hold your shares subject, however, to any order issued as a result of the statutory buy out procedure described above.

Q. IS THIS OFFER TO PURCHASE DOCUMENT BEING SENT OR BEING MADE AVAILABLE TO ALL BAAN SHAREHOLDERS?

A. Yes. This offer to purchase is being sent or being made available to all Baan shareholders. In addition, a Dutch language version of this Questions and Answers section and a Dutch language summary of the offer is being made available to all Baan shareholders in The Netherlands. An English language version of the summary made available to all Baan shareholders in The Netherlands is appended to this offer to purchase as Annex II.

Q:  WHOM SHOULD I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

A:  If you have more questions about the offer, you can call:

    Our Information Agent:

                             D.F. KING & CO., INC.

                                77 Water Street
                         New York, New York 10005-4495
              In the U.S. and Canada Call Toll Free (800) 359-5559
                     All Others Call Collect (212) 269-5550

    Holders of Baan shares in The Netherlands may also contact the custodian, bank or broker through which they hold their shares.

                             IMPORTANT INFORMATION:
                           HOW TO TENDER YOUR SHARES

     The Offer is being made to all holders of Shares. For purposes of this Offer to Purchase, (i) "Dutch Shares" means Shares held in bearer form in The Netherlands and administered through the book-entry system of The Netherlands Central Institute for Book-Entry Securities Transactions ("NECIGEF"), and (ii) "U.S. Registered Shares" means Shares held in certificated form and registered in the shareholders' registry in New York City, for which Morgan Guaranty Trust Company of New York serves as the transfer agent and registrar.

     Dutch Shares. Following a public notice by Parent concerning the Offer and the availability of this Offer to Purchase, each holder of Dutch Shares will by customary practice be contacted by the bank or broker through which such Dutch Shares are held (any such bank or broker, a "Custodian"). The Custodian will inquire as to whether such holder desires to tender its Dutch Shares pursuant to the Offer. Any holder of Dutch Shares who wishes to tender its Dutch Shares must instruct its Custodian to that effect in accordance with the procedures of, and in any event before the date (which will precede the Expiration Date) established by, the Custodian.

     All Custodians will notify ABN AMRO Bank N.V., in its role as receiving agent and exchange agent in connection with the Offer (the "Dutch Depositary") on the Expiration Date of the number of Dutch Shares tendered by their respective clients pursuant to the Offer. By notifying the Dutch Depositary of the number of Dutch Shares tendered by their respective clients pursuant to the Offer, which must be in writing, the Custodians declare that they have the offered Shares in custody and that they will deliver the Shares to the Dutch Depositary if the Offer becomes unconditional. If Invensys Holdings Limited accepts all tendered Dutch Shares pursuant to the Offer, then on the date Offeror makes available to the Dutch Depositary the funds necessary to purchase the tendered Shares (the "Closing Date") the Custodians will cause the Dutch Shares tendered by their respective clients to be transferred in book-entry form into the NECIGEF account of the Dutch Depositary in accordance with NECIGEF procedures and subsequently into the account of Offeror with the Dutch Depositary against payment of the Offer Price to the Custodians for the benefit of their respective clients. See Section 2.

     U.S. Registered Shares. Any holder of U.S. Registered Shares desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the letter of transmittal provided with this Offer to Purchase (the "Letter of Transmittal") (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the certificate(s) representing such tendered Shares, and all other required documents, to Morgan Guaranty Trust Company of New York (the "U.S. Depositary" and, together with the Dutch Depositary, the "Depositaries") or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A shareholder whose U.S. Registered Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he desires to tender such U.S. Registered Shares. Any holder of U.S. Registered Shares who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

     General. Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of Dutch Shares may obtain copies of this Offer to Purchase from the Dutch Depositary or from the Custodians through whom they own their Shares. Holders of U.S. Registered Shares may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, a notice of guaranteed delivery (the "Notice of Guaranteed Delivery") and other related materials from D.F. King & Co., Inc. or from brokers, dealers, commercial banks and trust companies.

     For purposes of this Offer to Purchase, "Dutch Law" means the laws of The Netherlands, including the Dutch Civil Code (the "DCC"), the SER-Besluit Fusiegedragsregels 1975 (the "Dutch Merger Code") and the Listing and Issuing Rules (Fondsenreglement) (the "AEX Rules") of Amsterdam Exchanges N.V. (the "Amsterdam Exchanges").

To the Holders of Common Shares of
Baan Company N.V.:

                                  INTRODUCTION

     Invensys Holdings Limited, a private limited company organized under the laws of England and Wales ("Offeror") and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), hereby offers to purchase all outstanding common shares, par value NLG 0.06 per share (the "Shares"), of Baan Company N.V., a corporation organized under the laws of The Netherlands ("Baan" or the "Company"), at a purchase price of E2.85 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     For information concerning Offeror and Parent, see Section 9.

     EACH OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.

     LAZARD FRERES & CO. LLC, THE COMPANY'S FINANCIAL ADVISOR ("LAZARD FRERES"), HAS DELIVERED TO THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD OF THE COMPANY, LAZARD FRERES' WRITTEN OPINION DATED MAY 30, 2000 TO THE EFFECT THAT, AS OF SUCH DATE AND SUBJECT TO THE QUALIFICATIONS AND ASSUMPTIONS SET FORTH IN THE OPINION, THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES PURSUANT TO THE OFFER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. SUCH OPINION IS SET FORTH IN FULL AS AN ANNEX TO THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), WHICH IS BEING MAILED TO OR MADE AVAILABLE TO SHAREHOLDERS OF THE COMPANY CONCURRENTLY WITH THIS OFFER TO PURCHASE.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD, WHEN ADDED TO THE SHARES PREVIOUSLY ACQUIRED BY PARENT, OFFEROR, OR THEIR SUBSIDIARIES, REPRESENT AT LEAST 95% OF THE OUTSTANDING SHARES (SUCH CONDITION, THE "MINIMUM CONDITION"). AS OF JUNE 12, 2000, OFFEROR, PARENT AND THEIR SUBSIDIARIES OWNED APPROXIMATELY 46,306,326 SHARES, REPRESENTING 17.3% OF THE OUTSTANDING SHARES. SEE SECTIONS 12 AND 14.

     The Offer is being made pursuant to the offer agreement, dated as of May 31, 2000 between Parent, on behalf of itself and two subsidiaries (then intended to be formed), and the Company (the "Offer Agreement"). Subsequent to entering into the Offer Agreement, Parent on behalf of the contemplated subsidiaries, assigned the rights and obligations of those subsidiaries under the Offer Agreement to Offeror. Pursuant to the Offer Agreement, Offeror intends to pursue as promptly as is practicable following the later of the consummation of the Offer and the satisfaction or waiver of certain conditions the Statutory Buy Out Procedure of any remaining Shares pursuant to the DCC. See Section 12.

     If by the Expiration Date, any or all conditions to the Offer have not been satisfied or waived, Offeror reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Offer Agreement and to the applicable rules and regulations of the SEC and Dutch Law, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Offer Agreement and the applicable rules and regulations of the SEC and Dutch Law, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn,
(iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until such extension of the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended and, on the extended Expiration Date, subject to satisfaction or waiver of the conditions of the Offer Agreement and the applicable rules and regulations of the SEC and Dutch Law, then accept for payment and pay for all Shares validly tendered prior to such extension of the Expiration Date or (iv) amend the Offer. The Offer Agreement provides that, so long as the Offer Agreement is in effect and the Offer conditions are not satisfied on any scheduled Expiration Date of the Offer, then, provided that all such conditions could reasonably be expected to be satisfied within 30 days after the then scheduled Expiration Date, Parent and Offeror shall extend the Offer. Under Dutch Law, a material change in the terms of the Offer may obligate Offeror to terminate the Offer and commence a new offer for Shares. In the event of any such termination, Offeror would return all tendered Shares to tendering shareholders. Shareholders would then have the opportunity to tender their Shares in any new offer. See Section 14.

     There can be no assurance that Offeror will exercise its right to extend the Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to applicable Law (including Dutch Law and Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes to a tender offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the obligations of Offeror under Dutch Law or the manner in which Offeror may choose to make any public announcement, Offeror will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by (a) complying with the applicable public announcement requirements of Dutch Law and the AEX Rules and (b) issuing a release to the Dow Jones News Service.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Offeror will pay all fees and expenses of ABN AMRO Bank N.V., which is acting as Dutch Depositary, Morgan Guaranty Trust Company of New York, which is acting as U.S. Depositary, and D.F. King & Co., Inc., which is acting as Information Agent, incurred in connection with the Offer. See Section 16.

     In contemplation of entering into the Offer Agreement, and in order to expedite its acquisition of the Company, Parent entered into agreements on May 30, 2000 and May 31, 2000, described in Section 12 under "The Transaction Documents -- The Share Purchase Agreements" providing for Parent to purchase the Shares held by certain significant shareholders of the Company. Parent assigned its rights under the agreements to Offeror, which completed the purchases contemplated by these agreements. In addition, Offeror may purchase Shares during but outside the Offer for a price not to exceed the Offer Price, in accordance with the terms of an exemptive order under Rule 14e-5 under the Exchange Act issued by the SEC. In connection with the exemptive order, Parent has entered into a letter agreement, described in Section 12 below, providing for Goldman Sachs International ("GSI") to purchase Shares for the account of Offeror from time to time outside of the United States at a price not to exceed the Offer Price. As a result of the transactions described in this paragraph, Parent, Offeror and their subsidiaries own, as of June 12, 2000, 46,306,293 Shares.

     Based on the representations and warranties of the Company contained in the Offer Agreement and information provided by the Company, as of May 31, 2000, (i) 267,337,252 Shares were outstanding and (ii) 15,471,212 employee and non-employee director and other certain stock options were outstanding (approximately 9,627 of which options have exercise prices below E2.85 per Share (or the U.S. dollar equivalent)).

     Based on the foregoing, and assuming only the in the money options are exercised prior to the Expiration Date, the Minimum Condition will be satisfied if 253,979,536 Shares are validly tendered and not withdrawn prior to the Expiration Date or have been otherwise acquired by Parent or Offeror at such time. The number of Shares required to be validly tendered and not withdrawn in order to satisfy the Minimum Condition will decrease to the extent Parent, Offeror or their subsidiaries acquire Shares outside the Offer and will increase to the extent additional Shares are issued by the Company after the date of the Offer Agreement or out of the money options are exercised.

                                   THE OFFER

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with
Section 4. The Offer extends equally to all Shares. The term "Expiration Date" means 3:00 p.m. Amsterdam time (9:00 a.m., New York City time) on Thursday, July 13, 2000, unless and until Offeror (subject to the terms of the Offer Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition and the other conditions set forth in Section 14. Subject to the terms and conditions contained in the Offer Agreement, Offeror reserves the right (but shall not be obligated) to waive any or all such conditions. Unless otherwise specified in the relevant condition, any determination concerning the satisfaction or waiver of such terms and conditions will be within the reasonable discretion of Offeror, and such determination will be final and binding for purposes of the Offer.

     Pursuant to Rule 14d-11 under the Exchange Act, Offeror may, subject to certain conditions, provide a subsequent offering period of from three business days to twenty business days in length following the purchase of Shares on the Expiration Date (the "Subsequent Offering Period"). Offeror currently intends to provide a Subsequent Offering Period of at least three business days and, if Offeror owns less than 95% of the outstanding Shares following expiration of the initial offering period and the purchase of all Shares tendered pursuant to the Offer during that period and the first three business days of the Subsequent Offering Period, Offeror will extend the Subsequent Offering Period until the earlier of (i) 20 business days after the Expiration Date and (ii) the time at which Offeror becomes the owner of at least 95% of the outstanding Shares so that a Statutory Buy Out Procedure can be effected. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares that had not been previously purchased in the Offer. A Subsequent Offering Period is not an extension of the Offer, which already will have been completed.

     During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights, and Offeror will promptly purchase and pay for any Shares tendered at the same price per Share paid in the Offer. Rule 14d-11 under the Exchange Act provides that Offeror may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Offeror offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer, (iii) Offeror accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) Offeror announces the results of the Offer, including the approximate number and percentage of outstanding Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) Offeror immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. If Offeror elects to extend the Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the SEC.

     In the Offer Agreement, Offeror has agreed that it will not, without the prior consent of the Company, extend the Offer if all of the Offer conditions are satisfied or waived, except that Offeror may, without the consent of the Company, extend the Offer at any time and from time to time (i) if at the then scheduled Expiration Date of the Offer any of the conditions to Offeror's obligation to accept for payment and pay for Shares shall not have been satisfied or waived, (ii) for any period required by the Dutch Merger Code or any statute or rule, regulation, interpretation or position of the Amsterdam Exchanges or the SEC or its staff applicable to the Offer and (iii) for any period required by applicable Law in connection with an increase in the consideration to be paid pursuant to the Offer. In addition, Offeror has agreed that, without the prior written consent of the Company, it will not (i) reduce the price per Share to be paid pursuant to the Offer or (ii) add to the conditions of the Offer in any manner adverse to the holders of Shares or which makes the successful completion of the Offer less likely.

     If Offeror extends the Offer, or if Offeror (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Offeror's rights under the Offer, the Depositaries may retain tendered Shares on behalf of Offeror, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4.

     If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Offeror will (i) disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-l under the Exchange Act and the AEX Rules and the Dutch Merger Code or (ii) with respect to any change of the Offer conditions, terminate the Offer and commence a new offer, if so required by Dutch Law. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or an increase in the percentage of securities sought, a minimum period of ten business days is generally required under applicable U.S. Law to allow for adequate dissemination to shareholders. However, under U.S. Law, Offeror may waive or reduce the Minimum Condition on the Expiration Date without extending withdrawal rights if Offeror satisfies certain requirements, including that Offeror must announce that it may reduce the Minimum Condition five business days prior to the time it waives or reduces the Minimum Condition. Any announcement of a possible waiver or reduction of the Minimum Condition will be through a press release or other method designed to inform shareholders. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     Subject to the terms of the Offer Agreement and applicable Law, Offeror expressly reserves the right, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositaries and (ii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositaries. Under Dutch Law, any change in the terms of the Offer following commencement thereof could require the commencement of a new offer and the termination of the original offer in accordance with its terms. In the event of any such termination, Offeror would return all tendered Shares to tendering shareholders. Shareholders would then have the opportunity to tender their Shares in any new offer. With respect to immaterial changes in the terms of the Offer, however, The Netherlands Committee for Merger Affairs (the "Dutch Merger Committee") could grant an exemption from the requirement to commence a new offer. Any such exemption would likely be conditioned on Offeror's (i) publicly disclosing the receipt of the exemption and the nature of the change in the Offer and (ii) providing shareholders that tendered Shares prior to such change the right to withdraw their Shares. Offeror is not aware of any provision of Dutch Law that addresses the types of changes that would constitute an "immaterial change" for these purposes, although Offeror has been advised that a reduction of the Offer Price or a change to material Offer conditions would not constitute an "immaterial change." Offeror has also been advised that the Dutch Merger Committee has granted exemptions in cases where the offer consideration has been increased.

     Offeror reserves the right to transfer or assign, in whole or from time to time in part, to a wholly owned subsidiary of Parent, the right to make the Offer and/or to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for payment and will pay the Offer Price for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 4, as soon as practicable after the Expiration Date. If Offeror extends the Offer, is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Offeror's rights under the Offer, the Depositaries may, nevertheless, on behalf of Offeror, retain tendered Shares, and any such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4. Offeror expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable Law.

     For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Offeror and not withdrawn, if and when Offeror gives oral or written notice to the Depositaries of Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositaries, which will act as agents for tendering shareholders for the purpose of receiving payments from Offeror and transmitting payments to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If, prior to the Expiration Date, Offeror increases the consideration to be paid per Share pursuant to the Offer, Offeror will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

  Payment for Dutch Shares

     Payment for tendered Dutch Shares accepted pursuant to the Offer will be made only after timely receipt by the Dutch Depositary of confirmation from NECIGEF of a book-entry transfer of such Dutch Shares into the Dutch Depositary's account at NECIGEF pursuant to the procedures set forth in Section 3.

     On the Closing Date, Offeror will deposit with the Dutch Depositary cash in an amount equal to the product of the Offer Price and the number of tendered Dutch Shares. At, or as soon as practicable after, the Closing Date, the Dutch Depositary shall distribute to each holder of tendered Dutch Shares pursuant to the Offer, an amount equal to the product of the Offer Price and the number of Shares tendered by such shareholder by making a payment to the relevant Custodians for the benefit of their respective clients.

  Payment for U.S. Registered Shares

     Payment for U.S. Registered Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the U.S. Depositary of (i) certificates for such U.S. Registered Shares or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such U.S. Registered Shares into the U.S. Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) a Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as hereinafter defined) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     On the Closing Date, Offeror will deposit, in trust, with the U.S. Depositary cash in an amount equal to the product of the Offer Price and the number of tendered U.S. Registered Shares. At, or as soon as practicable after, the Closing Date, the U.S. Depositary shall distribute to each holder of tendered U.S. Registered Shares pursuant to the Offer a check for an amount equal to the product of the Offer Price and the number of Shares tendered by such shareholder. If such check is to be issued in a name other than that in which the certificate for tendered U.S. Registered Shares is registered, it shall be a condition of such issuance that the person requesting such issuance shall pay to the U.S. Depositary any transfer or other taxes required by reason of issuance of such check for such Shares in a name other than the registered holder of the certificate surrendered, or shall establish to the reasonable satisfaction of the U.S. Depositary that such tax has been paid or is not applicable.

     Currency Election. Although the Offer Price is stated in euros, the U.S. Depositary will make payments for U.S. Registered Shares tendered and accepted pursuant to the Offer in U.S. dollars based on the U.S. dollar/euro exchange rate prevailing when funds are made available to the U.S. Depositary, unless holders of U.S. Registered Shares elect to receive all such payments in euros. Holders of U.S. Registered Shares who tender U.S. Registered Shares by book-entry transfer and who wish to receive cash payments pursuant to the Offer in euros instead of U.S. Dollars must submit with their Letter of Transmittal a copy of the Agent's Message used to tender such U.S. Registered Shares. See Instruction 8 of the Letter of Transmittal. Holders of U.S. Registered Shares who elect to receive cash payments pursuant to the Offer in euros and who do not tender such Shares by book-entry transfer must provide the U.S. Depositary with wire instructions for an account in The Netherlands to which such payment may be made and have their signature on the Letter of Transmittal guaranteed by an Eligible Institution. See Instructions 1 and 8 of the Letter of Transmittal.

     For holders who tender U.S. Registered Shares pursuant to the Offer, and do not opt to receive cash payments in euros, all cash payable to such holders will be converted from euros to U.S. dollars at the exchange rate prevailing when funds are made available by Offeror to the U.S. Depositary for delivery in respect of the applicable U.S. Registered Shares.

     THE ACTUAL AMOUNT OF U.S. DOLLARS RECEIVED WILL DEPEND UPON THE U.S. DOLLAR/EURO EXCHANGE RATE PREVAILING ON THE DATE ON WHICH FUNDS ARE MADE AVAILABLE TO THE U.S. DEPOSITARY BY OFFEROR. HOLDERS OF U.S. REGISTERED SHARES SHOULD BE AWARE THAT THE EXCHANGE RATE WHICH IS PREVAILING ON THE DATE ON WHICH SUCH HOLDER EXECUTES THE LETTER OF TRANSMITTAL AND ON THE DATE OF DISPATCH OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE DATE ON WHICH FUNDS ARE MADE AVAILABLE TO THE U.S. DEPOSITARY BY OFFEROR. See "Exchange Rates" in
Section 8 for historical information regarding the U.S. dollar/euro exchange rates. In all cases, fluctuations in the U.S. dollar/euro exchange rate are at the risk of tendering holders of U.S. Registered Shares who do not elect to receive their cash payments in euros. Such currency exchange will be effected by Offeror or the U.S. Depositary on behalf of each requesting holder of U.S. Registered Shares and Offeror shall have no responsibility or obligation with respect to any such currency exchange effected by the U.S. Depositary.

     If any tendered U.S. Registered Shares are not accepted pursuant to the Offer for any reason or if Share certificates are submitted for more U.S. Registered Shares than are tendered, Share certificates evidencing un-exchanged or un-tendered U.S. Registered Shares will be returned, without expense to the tendering shareholder (or, in the case of U.S. Registered Shares tendered by book-entry transfer into the U.S. Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 3, such U.S. Registered Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

SECTION 3. PROCEDURE FOR TENDERING SHARES.

  For Holders of Dutch Shares

     Dutch Shares. Following a public notice by Parent concerning the Offer and the availability of this Offer to Purchase, each holder of Dutch Shares will by customary practice be contacted by the Custodian through which such holder's Dutch Shares are held. Such Custodian will inquire as to whether such holder desires to tender its Dutch Shares pursuant to the Offer. Any holder of Dutch Shares who wishes to tender its Dutch Shares must instruct its Custodian to that effect in accordance with the procedures of, and in any event before the date (which will precede the Expiration Date) established by, such Custodian.

     All Custodians will notify the Dutch Depositary on the Expiration Date of the number of Dutch Shares tendered by their respective clients pursuant to the Offer. By notifying the Dutch Depositary of the number of Dutch Shares tendered by their respective clients pursuant to the Offer, which must be in writing (or a facsimile thereof), the Custodian declares that he has the offered Shares in custody and that he will deliver the Shares to the Dutch Depositary if the Offer becomes unconditional. If Offeror accepts all tendered Dutch Shares pursuant to the Offer, then on the Closing Date the Custodians will cause the Dutch Shares tendered by their respective clients to be transferred in book-entry form into the NECIGEF account of the Dutch Depositary in accordance with NECIGEF procedures and subsequently into the account of Offeror with the Dutch Depositary against payment of the Offer consideration to the Custodians for the benefit of their respective clients. See Section 2.

  For Holders of U.S. Registered Shares

     Valid Tender of Shares. In order for U.S. Registered Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of U.S. Registered Shares, and any other documents required by the Letter of Transmittal, must be received by the U.S. Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) the Share certificates evidencing tendered U.S. Registered Shares must be received by the U.S. Depositary at such address or such tendered U.S. Registered Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the U.S. Depositary, in each case on or prior to the Expiration Date or (ii) the guaranteed delivery procedures described below must be complied with. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the U.S. Depositary and forming a part of a Book-Entry Confirmation, which states that the Book Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against such participant.

     Book-Entry Transfer. The U.S. Depositary will make a request to establish accounts with respect to the U.S. Registered Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of tendered U.S. Registered Shares by causing the Book-Entry Transfer Facility to transfer such tendered U.S. Registered Shares into the U.S. Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of tendered U.S. Registered Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other documents required by the Letter of Transmittal, must, in any case, be received by the U.S. Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE U.S. DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal must be guaranteed by a firm that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other firm that is a bank, broker, dealer, credit union or savings association (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), except in cases where U.S. Registered Shares are tendered (i) by a registered holder of such U.S. Registered Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. In addition, any holder completing the box labeled "Special Currency Instructions" and not tendering such holder's Shares by book-entry transfer must have its signature guaranteed by an Eligible Institution. See Instructions 1 and 8 of the Letter of Transmittal.

     If the Share certificates evidencing tendered U.S. Registered Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share certificates not accepted pursuant to the Offer or not tendered are to be returned, to a person other than the registered holder(s), the Share certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name(s) of the registered holder(s) appear on such certificates, with the signature(s) on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share certificates evidencing tendered U.S. Registered Shares are forwarded separately to the U.S. Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) must accompany each such delivery.

     Guaranteed Delivery. If a shareholder desires to tender U.S. Registered Shares pursuant to the Offer and such shareholder's Share certificates are not immediately available or such shareholder cannot deliver Share certificates and all other required documents to the U.S. Depositary on or prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such U.S. Registered Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Offeror, is received by the U.S. Depositary, as provided below, on or prior to the Expiration Date; and

          (iii) the Share certificates (or a Book-Entry Confirmation) representing all tendered U.S. Registered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book entry delivery, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the U.S. Depositary within three Nasdaq/National Market System ("Nasdaq/NMS") trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery must be delivered by hand or mailed to the U.S. Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for tendered U.S. Registered Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the U.S. Depositary of Share certificates for (or of Book-Entry Confirmation with respect to) such tendered U.S. Registered Shares, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry delivery, an Agent's Message, and any other documents required by the Letter of Transmittal. Accordingly, payment for tendered U.S. Registered Shares might not be made to all tendering shareholders at the same time, and will depend upon when Share certificates, or Book-Entry Confirmations of such tendered Shares, and such other documents are actually received by the U.S. Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     Appointment as Proxy. By executing a Letter of Transmittal (or a facsimile thereof) (or delivering an Agent's Message) as set forth above, a tendering shareholder irrevocably appoints each designee of Offeror as such shareholder's attorney-in-fact and proxy, with full power of substitution, to vote in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Offeror (and any and all dividends, distributions, rights or other securities issued or issuable in respect of such Shares on or after January 1, 2000). All such proxies shall be considered coupled with an interest in the tendered Shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, Offeror accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). The designees of Offeror will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent in lieu of any such meeting or otherwise. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Offeror's acceptance for payment of such Shares, Offeror must be able to exercise all rights (including, without limitation, all voting rights) with respect to such Shares and receive all dividends and distributions in respect of such Shares.

  Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Offeror, in its sole discretion, which determination shall be final and binding on all parties. Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. Except as otherwise described in this Offer to Purchase or in the Offer Agreement, Offeror also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositaries, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Offeror's interpretation of the terms and conditions of the Offer will be final and binding.

  Backup U.S. Federal Tax Withholding

     To prevent U.S. federal income tax backup withholding equal to 31% of the gross proceeds pursuant to the Offer, a shareholder that is a U.S. person should provide the U.S. Depositary with such shareholder's correct taxpayer identification number ("TIN") (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing a Substitute Form W-9 and signing the main signature form included as part of the Letter of Transmittal (unless an applicable exemption exists and is proved in a manner satisfactory to Offeror and the U.S. Depositary). Non-U.S. shareholders that own U.S. Registered Shares should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the U.S. Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

  Other Matters

     Tender Constitutes an Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Offeror on the terms and subject to the conditions of the Offer.

     THE METHOD OF DELIVERY OF TENDERED SHARES, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH NECIGEF OR THE BOOK ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

SECTION 4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer are irrevocable, except that tenders of Shares pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted by Offeror pursuant to the Offer, may also be withdrawn at any time after August 13, 2000 (or such later date as may apply if the Offer is extended), in each case to the fullest extent permitted by the Exchange Act and the rules and regulations promulgated thereunder, applicable Dutch Law and AEX Rules and according to the procedures described below.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, whose determination will be final and binding. None of Offeror, Parent, any of their affiliates or assigns, the Depositaries, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares for which the tender has been properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Shares for which the tender has been at any time withdrawn on or prior to the Expiration Date may be retendered on or prior to the Expiration Date by following the procedures described in Section 3.

     If Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Offeror's rights under the Offer, the Depositaries may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawing rights as described below. Any such delay will be an extension of the Offer to the extent required by applicable Law.

  For Holders of Dutch Shares

     Dutch Shares. For a withdrawal of a tender of Dutch Shares to be effective, a holder of such Shares must notify such holder's Custodian in accordance with the procedures of the Custodian. With respect to a tender of Dutch Shares withdrawn prior to the Expiration Date, each Custodian shall exclude such Shares from the notice to the Dutch Depositary of the number of such Dutch Shares tendered by its clients. See "For Holders of Dutch Shares" in
Section 3. With respect to a tender of Dutch Shares withdrawn after August 13, 2000 (after the Expiration Date but prior to the earlier of (i) the termination of the Offer and (ii) the acceptance of the tendered Shares pursuant to the Offer), each Custodian must provide timely notice to the Dutch Depositary of the number of such Dutch Shares to be withdrawn. Any such notice of withdrawal from such Custodian may be effected by written, telegraphic, telex or facsimile transmission.

  For Holders of U.S. Registered Shares

     For a withdrawal of a tender of U.S. Registered Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the U.S. Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares for which the tender is to be withdrawn, the number of Shares for which the tender is to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the U.S. Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the U.S. Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the Shares for which the tender is to be withdrawn, in which case a notice of withdrawal will be effective if delivered to the U.S. Depository by any method described in the first sentence of this paragraph.

SECTION 5. CERTAIN DUTCH AND U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes the principal Dutch and U.S. federal income tax consequences of the Offer and the Statutory Buy Out Procedure. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to tender Shares in the Offer.

     This summary does not address the tax treatment of employees of the Company and related entities and beneficial owners of the Company's stock options.

     Holders of Shares should consult their own tax advisors as to the Dutch and U.S. tax consequences of the disposition of Shares in the Offer and the Statutory Buy Out Procedure, as well as the effect of any foreign, state, provincial or local laws.

  Dutch Tax Consequences

     The summary of Dutch consequences does not address the tax treatment of a holder of Shares that has a substantial interest or deemed substantial interest (as such terms are defined by statute; a so-called

"aanmerkelijk belang") in the Company, or Dutch tax consequences due to the application of a special tax regime. This summary is based upon tax laws and published case law of The Netherlands as in effect on the date of this Offer to Purchase, which are subject to change, possibly with retroactive effect. This summary does not take into account the Income Tax Act 2001, which was approved by the Dutch Parliament on 9 May 2000 and is expected to enter into effect on 1 January 2001 and which will substantially change the Dutch tax consequences of ownership and transfer of the Shares. This summary assumes that the Company will not declare or pay any dividends on the Shares until the Offer and the Statutory Buy Out Procedure have been consummated.

     A shareholder that is resident or deemed to be resident in The Netherlands (a "Netherlands Holder") will not be subject to any Dutch taxes on income or capital gains arising on the disposal of Shares pursuant to the Offer or the Statutory Buy Out Procedure, unless:

          (i) such Netherlands Holder is subject to Dutch corporate income tax and such income or capital gain is not exempt under the so-called "participation exemption"; or

          (ii) such Netherlands Holder is an individual, who has an enterprise or an interest in an enterprise, to which enterprise or part of an enterprise the Shares are attributable; or

          (iii) such Netherlands Holder is an individual and such income or capital gain is or can be construed as income from activities or services not within an employment relationship.

     A shareholder that is not resident or deemed to be resident in The Netherlands (a "Non-Netherlands Holder") will not be subject to any Dutch taxes on income or capital gains arising on the disposal of the Shares pursuant to the Offer or the Statutory Buy Out Procedure, provided that such Non-Netherlands Holder (i) does not have an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the Shares are attributable or, in the event that the Shares are attributable to such enterprise or such part of an enterprise, the Non-Netherlands Holder is subject to Dutch corporate income tax and such income or capital gain is exempt under the so-called "participation exemption" and (ii) is not entitled to a share in the profits of an enterprise to which the Shares are attributable and that is effectively managed in The Netherlands, other than by way of a shareholder interest or through an employment relationship.

     The payment of cash consideration pursuant to the Offer or the Statutory Buy Out Procedure may be made free of any withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

     No Dutch registration tax, transfer tax, stamp duty or any similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the disposition of Shares pursuant to the Offer or the Statutory Buy Out Procedure.

  U.S. Tax Consequences

     The summary of U.S. federal income tax consequences applies only to a U.S. Holder that is a Non-Netherlands Holder that is not subject to Dutch tax on the disposition of the Shares as described above under "-- Dutch Tax Consequences." In particular, the summary deals only with beneficial owners that hold the Shares as capital assets and does not address the tax treatment of a beneficial owner that owns, directly or indirectly, 10% or more of the voting stock of the Company, or that may be subject to special tax rules, such as financial institutions, broker-dealers, traders in securities, tax-exempt entities, insurance companies, persons that hold the Shares as part of a straddle, hedging, conversion or integrated transaction, and persons that have a functional currency other than the U.S. dollar. This summary is based upon tax laws, regulations, practice, administrative pronouncements and court decisions, all as of the date of this Offer to Purchase and all of which are subject to change or differing interpretation, possibly with retroactive effect. In addition, the following discussion assumes that the Company is not and has not been classified as a "passive foreign investment company" (a "PFIC") as defined in section 1296 of the United States Internal Revenue Code of

1986, as amended (the "U.S. Internal Revenue Code"). If the Company is or was classified as a PFIC, a disposition of the Shares pursuant to the Offer could have less favorable U.S. federal income tax consequences to a U.S. Holder than those described below.

     As used herein, the term "U.S. Holder" means a beneficial owner of Shares that is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code.

     The receipt of cash for Shares pursuant to the Offer or the Statutory Buy Out Procedure will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash for its Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the amount of cash received in exchange for the Shares sold and (ii) such holder's adjusted basis in such Shares. In general, such gain or loss will be treated as arising from sources within the United States for U.S. federal income tax purposes, unless it is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other conditions are satisfied.

     The gain or loss recognized will be capital gain or loss. The maximum non-corporate U.S. federal income tax rate on net capital gains is currently 20% for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

     If the cash received by a U.S. Holder is paid in euros, the amount received will equal the U.S. dollar value of the euros received (determined by translating the euros received at the "spot rate" for euros on the date payment is received) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder's tax basis in euros received will be the U.S. dollar value thereof at the spot rate at the time such U.S. Holder received such euros. Any gain or loss recognized by a U.S. Holder on a sale, exchange, retirement or other disposition of such euros will be ordinary income or loss. Such gain or loss will generally be income from sources within the United States.

     For a discussion of Dutch taxes on U.S. Holders, see "-- Dutch Tax Consequences" above.

     Information Reporting and Backup Withholding. In general, information reporting requirements will apply to proceeds received on the sale of the Shares which are paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

SECTION 6. PRICE RANGE OF SHARES.

     According to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (the "Company Form 20-F") and information supplied to Parent by the Company, the Shares were approved for listing on the Nasdaq/NMS under the trading symbol "BAANF" on May 19, 1995. The Shares have also been quoted on the Official Market of the Amsterdam Exchanges under the symbol "BAAN" since May 23, 1995. The Company has never paid or declared cash dividends on the Shares. Annex II sets forth, for the periods indicated, the high and low closing bid prices per Share on the Nasdaq/NMS and the Amsterdam Exchanges for the applicable periods. In respect of the prices per Share as quoted on the Amsterdam Exchanges, all prices are provided in euros. Prices for 1998 have been converted from Dutch guilders at an exchange rate of EUR 1 = NLG 2.20371.

     On May 24, 2000, the last trading day before the Company publicly confirmed it was engaged in negotiations with a third party interested in acquiring the Company, the closing sales price per Share as reported on the Amsterdam Exchanges was E1.61 and as reported on the Nasdaq/NMS was U.S.$1 11/16. On May 29, 2000, the last trading day before Parent and the Company reached agreement on substantially all of the terms of the Offer Agreement, the reported closing sales price per Share was E2.69 on the Amsterdam Exchanges; there was no trading on the Nasdaq/NMS on May 29. On June 13, 2000, the last full trading day before the commencement of the Offer, the closing sales price per Share as reported on the Amsterdam Exchanges was E2.86 and as reported on the Nasdaq/NMS was U.S. $2 21/32. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

SECTION 7. EFFECT OF THE OFFER ON THE MARKET FOR SHARES; STOCK QUOTATION;
           EXCHANGE ACT REGISTRATION AND MARGIN SECURITIES.

     The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares, if any, held by the public.

     Shares are currently listed and traded on the Amsterdam Exchanges, which constitutes the principal trading market for the Shares. The Shares are also listed on the Nasdaq/NMS and are registered under the Exchange Act. Depending upon the number of Shares purchased pursuant to the Offer and the number of Shares accumulated by other parties, the Shares may be delisted either by the unilateral action of either such exchange or at the request of the Company. In addition, the Shares may be eligible for deregistration under the Exchange Act following consummation of the Offer.

     According to the AEX Rules, the Amsterdam Exchanges would consider delisting the Shares if, among other things, (i) the outstanding amount or number of Shares should fall below the amount or number of Shares that justified a listing at the time when the original application for listing was made, (ii) the trading volume of the Shares on the Amsterdam Exchanges should be too limited in the opinion of the Amsterdam Exchanges or (iii) other circumstances arise that would cause the Amsterdam Exchanges to be of the opinion that a normal and regular market for the Shares cannot be maintained.

     The rules for continued inclusion on the Nasdaq/NMS require that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least U.S.$5,000,000, have at least two market makers, have net tangible assets of at least U.S.$4,000,000 and have a minimum bid price of U.S.$1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least U.S.$15,000,000, have a minimum bid price of U.S.$5, have at least four market makers and have either (A) a market capitalization of at least U.S.$50,000,000 or (B) total assets and revenues each of at least U.S.$50,000,000. If the Nasdaq/NMS were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Offeror cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

     Under the requirements of the Amsterdam Exchanges, if the Company does not maintain positive shareholders' equity, the Shares will be subject to "special listing conditions." On June 6, 2000, the Amsterdam Exchanges issued a press release stating that although it is likely that the Company would fall into a negative equity position, it would not impose such special listing conditions because of the announcement and pendency of the Offer. The press release went on to state that the position of the Amsterdam Exchanges is based on the Offer becoming unconditional by August 1, 2000. If the Shares become subject to such special listing conditions, the liquidity and the trading price of the Shares may be materially and adversely affected in the absence of the Offer.

     The U.S. Registered Shares are currently registered under the Exchange Act. Registration of the U.S. Registered Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the U.S. Registered Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

     Parent and Offeror intend to cause the Company to seek delisting of the Shares from the Amsterdam Exchanges and the Nasdaq/NMS and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Statutory Buy Out Procedure, then the Shares will cease to be listed on the Amsterdam Exchanges and Nasdaq/NMS and the registration of the Shares under the Exchange Act will be terminated following the Statutory Buy Out Procedure. Delisting and/or deregistration of the Shares could materially adversely affect the liquidity and the market price of the Shares in The Netherlands or the United States, as applicable.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the U.S. Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event Shares could no longer be used as collateral for loans made by brokers.

SECTION 8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     Except as specifically set forth herein, the historical information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC, other public sources, or has been provided by the Company to Parent and Offeror for inclusion in this Offer to Purchase. None of Parent, Offeror, Parent's financial advisors, the Depositaries or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or provided by the Company for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information to Parent or Offeror.

     Founded in The Netherlands in 1978, the Company is a leading global provider of enterprise business software. The Company offers a comprehensive portfolio of component-based software applications that are in use by more than 7,000 customers at over 15,000 sites worldwide. Software applications and related services offered by the Company help customers gain competitive advantage through improvements to core business processes and by supporting Internet commerce. The Company's products reduce complexity, improve core business processes, and are flexible in adapting to business changes to optimize the management of information throughout an enterprise's entire commerce chain.

     The Company offers products that address an organization's commerce chain. Specific business functions and processes supported by the Company's suite of enterprise applications include automation and control of:

     - Corporate Management: accounting/financials.

     - Customer Relationship Management (CRM): sales force automation, order management, product configuration, field service, call center activities, Operations Management; Enterprise Resource Planning (ERP), Supply Chain Management (SCM), strategic sourcing and procurement, planning and scheduling, manufacturing, finished-goods delivery, transportation, and logistics.

     With roots in the ERP market, the Company shipped its first products in 1982. Through a series of acquisitions beginning in 1996, the Company transitioned from providing "point" solutions to providing an integrated suite of enterprise applications components to support the complete business requirements of, principally, manufacturing and engineering companies.

     The Company's product strategy is based on delivery of scalable, flexible, component-based solutions that can be implemented rapidly in heterogeneous computing environments and rapidly reconfigured as business conditions and needs change.

     The Company has direct and indirect sales, service and support channels operating in 80 countries throughout Europe, North America, Latin America and certain Asian, African and Middle Eastern markets.

     The Company is a Netherlands holding company with its statutory seat in Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. Baan Holding B.V., the predecessor of the Company, was incorporated in 1983. The Company maintains its principal executive offices at Baron van Nagellstraat 89, 3770 LK Barneveld, The Netherlands, telephone number +31 (0) 342-428888, with a second headquarters at 2191 Fox Mill Road, Herndon, Virginia, 20171, USA, telephone number (703) 234-6000.

     Set forth below is certain selected historical consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from unaudited consolidated financial statements included in the Company's Form 6-K dated April 24, 2000 (in the case of financial information for the quarter ended March 31, 2000). This information should be read in conjunction with the Company's earnings announcement dated April 20, 2000 and the Company's reports and documents filed by the Company with the SEC.

     The consolidated statement of operations for the three months ended March 31, 2000 and the consolidated balance sheet as of March 31, 2000 have been prepared in accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"). All other financial statements below have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Until the first quarter of 2000, the Company's financial statements under Dutch GAAP were not significantly different from the Company's financial statements under U.S. GAAP. In the first quarter of 2000 there were two differences. Under Dutch GAAP, the $44 million increase in equity through the conversion of outstanding convertible subordinated notes has no impact to the Company's income statement. Under U.S. GAAP, Baan has recorded non-cash debt conversion expense charges of $25 million with a corresponding amount in additional paid in capital. In addition, the Company's income statement as prepared under U.S. GAAP reflects an additional charge of $9 million concerning the Bear Stearns transaction, with a corresponding amount in additional paid in capital. Total shareholders' equity as of March 31, 2000 under Dutch GAAP and U.S. GAAP is identical.

     The Company's financial statements for the year ended December 31, 1999 have not been issued. A holder of Shares should be aware that the Company must consider the impact of subsequent events and additional information on its financial statements up through the actual date of issuance. As a result, the 1999 financial statements of the Company could be adjusted based on subsequent events and additional information.

                               BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Net revenues:
  License revenue...........................................  $ 26,612    $ 65,178
  Maintenance and service revenue...........................    79,498     110,593
                                                              --------    --------
     Total net revenues.....................................   106,110     175,771
                                                              --------    --------
Cost of revenues:
  Cost of license revenue...................................    11,910      14,392
  Cost of maintenance and service revenue...................    64,518      84,545
                                                              --------    --------
     Total cost of revenues.................................    76,428      98,937
                                                              --------    --------
Gross profit................................................    29,682      76,834
                                                              --------    --------
Operating and non-recurring expenses:
  Sales and marketing.......................................    49,570      49,057
  Research and development..................................    30,636      36,788
  General and administrative................................    21,984      16,862
  Non-recurring expenses....................................     2,047          --
                                                              --------    --------
     Total operating and non-recurring expenses.............   104,237     102,707
                                                              --------    --------
Loss from operations........................................   (74,555)    (25,873)
Gain on sale of CODA........................................    30,995          --
Other income (expense), net.................................    17,815      (1,382)
                                                              --------    --------
Loss before income taxes....................................   (25,745)    (27,255)
Benefit for income taxes....................................        --       8,177
                                                              --------    --------
Net loss....................................................  $(25,745)   $(19,078)
                                                              ========    ========
Net loss per Share:
  Basic.....................................................  $  (0.11)   $  (0.09)
  Diluted...................................................  $  (0.11)   $  (0.09)
Shares used in computing per Share amounts:
  Basic.....................................................   242,360     210,038
  Diluted...................................................   242,360     210,038

                               BAAN COMPANY N.V.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              MARCH 31,    DECEMBER 31,
                                                                2000           1999
                                                              ---------    ------------
ASSETS
Current assets:
  Cash and marketable securities............................  $ 161,136     $ 196,665
  Trade accounts receivable, net............................    141,034       178,455
  Income taxes receivable...................................      4,139         4,569
  Other current assets......................................     64,656        61,017
                                                              ---------     ---------
Total current assets........................................    370,965       440,706
                                                              ---------     ---------
Property and equipment, at cost.............................    117,476       123,447
Less accumulated depreciation...............................    (85,123)      (86,102)
                                                              ---------     ---------
Net property and equipment..................................     32,353        37,345
Software development costs, net.............................     61,099        62,821
Intangible assets, net......................................     57,459        62,430
Other non-current assets....................................     10,054        11,087
                                                              ---------     ---------
Total assets................................................  $ 531,930     $ 614,389
                                                              =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................  $      76     $     188
  Accounts payable and other current liabilities............    176,046       202,043
  Income taxes payable......................................     26,691        24,925
  Deferred revenue..........................................    122,851       136,067
                                                              ---------     ---------
Total current liabilities...................................    325,664       363,223
                                                              ---------     ---------
Long-term debt..............................................    145,389       189,041
Long-term deferred revenue..................................     14,261        15,069
Other long-term liabilities.................................     37,861        38,036
Common stock and additional paid-in capital.................    611,237       565,475
Accumulated deficit.........................................   (550,172)     (524,427)
Accumulated translation adjustment..........................    (52,310)      (32,028)
                                                              ---------     ---------
Shareholders' equity........................................      8,755         9,020
                                                              ---------     ---------
Total liabilities and shareholders' equity..................  $ 531,930     $ 614,389
                                                              =========     =========

     The Company has not yet completed and filed its audited financial results for the year ended December 31, 1999. Set forth below are unaudited statements of operations data for the year ended December 31, 1999 and unaudited balance sheet data as of December 31, 1999 which have been provided to Parent by the Company. This information should be read in conjunction with the Company's earnings announcement dated February 3, 2000 and the Company's reports and documents filed by the Company with the SEC. The statement of operations data set forth below for the years ended December 31, 1997 and 1998, respectively, and the balance sheet data as of December 31, 1997 and 1998 have been derived from the audited consolidated financial statements of the Company included in the Company Form 20-F for the year ended December 31, 1998. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. The reports and other documents filed with the SEC should be available for inspection and copies thereof should be obtainable in the manner set forth below under "-- Available Information." The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 have been derived from audited financial statements not included in the Company Form 20-F for the year ended December 31, 1998. The operating results for any period are not necessarily indicative of results for any future period.

                                                      YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------
                                      1995        1996        1997        1998          1999
                                    --------    --------    --------    ---------    -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues(1):
  License revenue.................  $118,894    $226,135    $367,101    $ 285,778     $ 199,619
  License revenue from related
     parties......................        --      14,532      66,325       50,600         5,000
                                    --------    --------    --------    ---------     ---------
     Total license revenues.......   118,894     240,667     433,426      336,378       204,619
  Maintenance and service
     revenue......................   107,791     174,875     246,170      399,271       430,131
                                    --------    --------    --------    ---------     ---------
     Total net revenues...........   226,685     415,542     679,596      735,649       634,750
                                    --------    --------    --------    ---------     ---------
Cost of revenues:
  Cost of license revenue.........     6,678      14,442      31,212       30,741        59,787
  Write-down of capitalized
     costs........................        --          --          --           --        47,505
  Cost of maintenance and service
     revenue......................    86,888     143,746     189,871      302,063       331,206
                                    --------    --------    --------    ---------     ---------
     Total cost of revenues.......    93,566     158,188     221,083      332,804       438,498
                                    --------    --------    --------    ---------     ---------
Gross profit......................   133,119     257,354     458,513      402,845       196,252
                                    --------    --------    --------    ---------     ---------
Operating and non-recurring
  expenses:
  Sales and marketing.............    62,901     102,191     171,572      272,497       168,779
  Research and development........    21,004      45,843      90,849      151,369       134,733
  General and administrative......    30,091      49,136      72,489      156,148       137,703
  Asset write-downs...............        --          --       3,393       36,899        25,306
  Loss on disposal of assets......        --          --          --       58,030            --
  Restructuring and other
     charges......................        --          --       8,675       59,972        10,722
                                    --------    --------    --------    ---------     ---------
     Total operating expenses.....   113,996     197,170     346,978      734,915       477,243
                                    --------    --------    --------    ---------     ---------
Income (loss) from operations.....    19,123      60,184     111,535     (332,070)     (280,991)
Net interest and other income
  (expense).......................     1,593        (317)      1,975       (3,122)       (8,175)
                                    --------    --------    --------    ---------     ---------
Income (loss) before income taxes
  and minority interest...........    20,716      59,867     113,510     (335,192)     (289,166)
Provision (benefit) for income
  taxes...........................     9,817      23,255      36,354      (20,000)           --
Minority interest in earnings of
  consolidated subsidiaries.......       (72)         --          --           --            --
                                    --------    --------    --------    ---------     ---------
Net income (loss).................  $ 10,827    $ 36,612    $ 77,156    $(315,192)    $(289,166)
                                    ========    ========    ========    =========     =========
Net income (loss) per Share(2)
  Basic...........................  $   0.07    $   0.20    $   0.40    $   (1.59)    $   (1.34)
  Diluted.........................  $   0.06    $   0.19    $   0.37    $   (1.59)    $   (1.34)
Shares used in per share
  calculation(2)
  Basic...........................   164,929     179,512     190,842      198,519       215,760
  Diluted.........................   182,866     196,496     206,071      198,519       215,760

                                                      YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------
                                      1995        1996        1997        1998          1999
                                    --------    --------    --------    ---------    -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities...........  $ 38,522    $240,853    $216,264    $ 206,831     $ 196,665
Working capital...................    73,945     304,863     309,441      123,871        77,483
Total assets......................   196,416     496,973     722,409      823,151       614,389
Long-term debt, less current
  portion.........................     1,835     176,260     200,718      191,013       189,041
Shareholders' equity..............   117,948     203,016     290,465      156,760         9,020
Dividends paid....................        --          --          --           --            --

---------------
(1) For the period through December 31, 1998, see the Notes to Consolidated Financial Statements contained in the Company's Form 20-F for the year ended December 31, 1998 for information concerning transactions with related parties.

(2) For the period through December 31, 1998, see the Notes to Consolidated Financial Statements contained in the Company's Form 20-F for the year ended December 31, 1998. The weighted average shares outstanding calculations have been restated because of the adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share.

     To the best of the Company's knowledge the only shareholders owning five percent or more of the outstanding Shares are Invensys Holdings Limited and ING Groep NV. In addition, to the best of the Company's knowledge, the ABP pension fund holds three to five percent of the outstanding Shares.

  Legal Proceedings

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending that the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any Litigation, however, involves potential risk and potentially significant Litigation costs. There can be no assurances, therefore, that any Litigation that is now pending or which may arise in the future will not have a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Seven additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from in or around the end of January 1997 through mid-October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On August 4, 1999, the Company moved to dismiss the actions on grounds, inter alia, that: (i) the U.S. courts do not have subject matter jurisdiction over the claims of shareholders who purchased Baan securities on foreign (non-U.S.) exchanges -- and such foreign traders appear to comprise approximately 80% of the purported class; and (ii) the complaint fails to adequately plead alleged claims for securities violations. The motion has been fully briefed and awaits oral argument and/or decision from the court. All discovery in the case has been stayed pending resolution of the Company's motion.

     In September of 1999, the Company and certain of its current or former officers and directors were named as defendants in a separate purported shareholder class action lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Georgia. The allegations are that the Company violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from in or around the end of January 1997 through mid-October 1998, and that such supposed violations give rise to claims in connection with the Company's acquisition in September 1998 of CAPS Logistics, Inc. The plaintiffs are seeking rescission of the Company's purchase of CAPS and return of CAPS to the plaintiffs, and unspecified economic damages. In or around November 1999 the Company moved to dismiss the action on grounds that the complaint fails to adequately plead alleged claims for securities violations. The motion has been fully briefed and awaits oral argument and/or decision from the court. All discovery in the case has been stayed pending resolution of the Company's motion.

  Available Information

     The Company is subject to the periodic reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in the Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

     The Company files its reports and other information with the SEC electronically. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act requiring the filing of proxy statements.

  Exchange Rates

     The Offer Price is stated in euros and certain other amounts are presented in U.S. dollars and Dutch guilders. In this Offer to Purchase, references to "euro," "EUR" or "E" are to euros, references to "NLG" are to Dutch guilders, references to "U.S. dollars", "U.S. $" or "$" are to United States dollars and references to "L" are to British Pounds.

     On January 1, 1999, the euro was introduced as a new currency in the following eleven European Union member states (the "Participating Member States"): Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The respective currencies of the Participating Member States, including the Dutch guilder, will be nondecimal subdivisions of the euro until January 1, 2002 and to up to six months thereafter. The exchange rate at which the Dutch guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371.

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares traded on Amsterdam Exchanges and, as a result, are likely to affect the market price of the Shares traded on the Nasdaq/NMS in the United States. Such fluctuations will also affect any U.S. dollar amounts received by holders of U.S. Registered Shares accepted for payment pursuant to the Offer.

     The following table sets forth for the periods indicated the high, low, average and period-end noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which are not materially different from the Midpoint Rate (the rate settled each working day at 2:15 p.m. by the Dutch Central Bank). The average rate means the average of the exchange rates on the last day of each month during a year. The figures for the years 1995 through 1998 have been recalculated using the exchange rate of EUR 1 = NLG 2.20371.

                                                   PERIOD     AVERAGE
CALENDAR PERIOD                                     END       RATE(1)       HIGH        LOW
---------------                                   --------    --------    --------    --------
1995............................................  1.374312    1.380525    1.450573    1.259695
1996............................................  1.275960    1.305218    1.374312    1.254960
1997............................................  1.086749    1.126474    1.275960    1.040615
1998............................................  1.174060    1.113130    1.214701    1.054911
1999............................................  1.007000    1.058775    1.181200    1.001600
2000 (through June 12, 2000)....................  0.932800     0.94782    1.033500    0.889100

---------------
(1) The average of the Noon Buying Rates on the last day of each month during the period

SECTION 9. CERTAIN INFORMATION CONCERNING PARENT AND OFFEROR.

     Parent is a global leader in automation and controls created by the merger of BTR plc and Siebe plc in February 1999. Parent operates in over 40 countries and employs over 90,000 people. Parent's business is controls and automation based, with products ranging from advanced control systems for automating industrial plants and controlling the environments of buildings, to electronic devices found in many domestic and commercial appliances. For the year ended March 31, 2000, Parent had revenues of approximately L9,034 million (U.S.$14,454 million) and operating profit (before goodwill amortization and exceptional items) of L1,203 million (U.S.$1,925 million). Parent's shareholders' equity at March 31, 2000 was approximately L1,024 million (U.S.$1,638 million) with approximately L578 million (U.S.$925 million) of cash and cash equivalents. As of March 31, 2000, the U.S. dollar/British pound exchange rate was U.S.$1.60 to L1.00. Parent's offices are located at Invensys House, Carlisle Place, London SW1P 1BX, United Kingdom.

     Offeror is a private limited company organized under the laws of England and Wales. The offices of Offeror are located at Invensys House, Carlisle Place, London SW1P 1BX, United Kingdom. Parent indirectly owns all the outstanding capital stock of Offeror. Offeror is an entity through which Parent holds investments in various of its businesses.

     For certain information concerning the directors and executive officers of Parent and Offeror, see Schedule I to this Offer to Purchase.

     Except as set forth in this Offer to Purchase: (i) none of Parent, Offeror nor, to the best knowledge of any of the foregoing, any of the persons listed in
Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, (ii) none of Parent, Offeror nor, to the best knowledge of any of the foregoing, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors, or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company within 60 days of the date of this Offer to Purchase, (iii) none of Parent, Offeror nor, to the best knowledge of any of the foregoing, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations, (iv) since May 31, 1998, there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of Parent, Offeror or any of their respective subsidiaries or, to the best knowledge of any of Parent, Offeror, or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand and (v) since May 31, 1998, there have been no contacts, negotiations or transactions between any of Parent, Offeror or any of their respective subsidiaries or, to the best knowledge of any of Parent, Offeror or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

     Neither Parent nor Offeror had any relationship with the Company prior to the commencement of the discussions which led to the execution of the Offer Agreement. See Section 11. Each of Parent and Offeror disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

  Available Information

     Neither Offeror nor Parent is subject to the periodic reporting requirements of the Exchange Act, nor is either of them required to file reports or other information with respect to its business, financial condition or other matters. However, in connection with the Offer, Offeror has made filings on behalf of itself and Parent, with the SEC on a Tender Offer Statement Schedule TO (also constituting Amendment No. 1 to the Statement in Schedule 13D) (the "Schedule TO"). This Offer to Purchase, which has been filed as part of the Schedule TO, does not contain all of the information set forth in the Schedule TO and the exhibits thereto. These documents and information are available from the SEC's public reference facility in Washington, D.C. and world wide web site of the SEC described under "-- Available Information" in Section 8.

SECTION 10. SOURCE AND AMOUNT OF FUNDS.

     The total amount of funds required by Offeror to purchase all of the outstanding Shares including Shares issuable pursuant to employee stock options with exercise prices below E2.85 per Share and to pay costs, fees and expenses related to the Offer is expected to be approximately E858 million (or U.S.$802 million based on the U.S. dollar/euro exchange rate on May 30, 2000, of U.S.$0.932498 per euro). Offeror intends to obtain all of such funds from Parent. Parent expects such funds to be provided from Parent's available working capital and existing credit lines.

SECTION 11. BACKGROUND OF THE OFFER.

     On April 7, 2000, representatives of Parent had an initial meeting with representatives of the Company in The Netherlands. Prior to this meeting, Parent and the Company executed a mutual non-disclosure agreement effective as of March 24, 2000. Among those present at the April 7, 2000 meeting from the Company were Pierre Everaert, Interim Chief Executive Officer, and representatives of Lazard Freres. Parent presented its strategy for development of its business in the automation and controls markets and the Company discussed its products and services as well as its current business condition. As a result of this meeting, the parties agreed there was a basis for further discussions.

     On April 17, 2000, representatives of Parent and Goldman Sachs ("Goldman Sachs" comprises Goldman Sachs International and its affiliates, including Goldman, Sachs & Co.), the financial advisor to Parent met with representatives of Lazard Freres in Paris to discuss the recent historical financial performance of the Company, including non-public information regarding the Company's preliminary operating results for the quarter ended March 31, 2000.

     On April 19, 2000, representatives of Parent and Goldman Sachs met with representatives of the Company and Lazard Freres in Barneveld, The Netherlands to discuss the status of the Company's products and technology. In the afternoon of that day, a further meeting was held in Schiphol, The Netherlands, which also included other representatives of Parent.

     On May 2, 2000, Mr. Everaert, together with representatives of Lazard Freres met with Allen Yurko, Parent's Chief Executive, along with representatives of Parent and Goldman Sachs. At that meeting, the parties discussed the initial conclusions of the financial and technical discussions, and Mr. Yurko indicated to Mr. Everaert that Parent might be interested in acquiring the Company but that Parent would need to conduct substantial additional due diligence before entering into definitive negotiations.

     From May 3, 2000 to May 30, 2000, Parent and its legal and financial advisors continued detailed legal, financial, operational and technical due diligence of the Company.

     A telephone conference call was held on May 19, 2000 between Parent and the Company. Participants in the call included Messrs. Yurko and Everaert as well as representatives of Lazard Freres and Goldman Sachs. During the call, Mr. Yurko expressed general satisfaction with the due diligence carried out to date, outlined his proposed plans for the Company should an acquisition take place and confirmed that Parent continued to have an interest in acquiring the Company if agreement could be reached with the Company on price and if agreement could be reached with certain large shareholders of the Company.

     On May 22, 2000, Mr. Everaert and representatives of the Company met with representatives of Parent and their respective financial and legal advisors in London to discuss in more detail the due diligence and other work that needed to be completed, including the drafting of a mutually satisfactory offer agreement and the negotiation of price, if the terms of a recommended offer from the Company were to be announced along with Parent's preliminary results announcement on May 31, 2000.

     On May 24, 2000, Parent and the Company entered into a letter agreement that, subject to certain exceptions, provided for the Company to negotiate with Parent and a limited number of other parties (all of whom had already contacted the Company) until May 31, 2000. In addition, on May 24, 2000, legal counsel for Parent sent a draft of the Offer Agreement to legal counsel for the Company. Thereafter, commencing May 27, 2000 and continuing through the early morning of May 31, 2000, the Company and Parent and their respective legal and financial advisors engaged in definitive negotiations with respect to a possible acquisition of the Company by Parent. On May 30, 2000, Parent's board of directors held a meeting where they were informed of the current status of the proposed transaction and approved the transaction subject to negotiation of final agreement with a final price no greater than a specified amount and with such additional terms and conditions as certain members of management approved. The parties reached final agreement on a price of E2.85 per Share in the evening (London time) of May 30, 2000 and reached final agreement on other terms and conditions around 2:00 a.m. (London time) on May 31, 2000. The Offer Agreement, together with the agreements providing for certain large shareholders to sell their shares to Parent, was then executed and delivered in the early morning hours of May 31, 2000, and the transaction was announced in London approximately five hours later.

SECTION 12. PURPOSE OF THE OFFER; DELISTING AND DEREGISTRATION OF SHARES; PLANS
            FOR THE COMPANY; THE TRANSACTION DOCUMENTS.

  Purpose of the Offer

     The purpose of the Offer is to enable Parent to acquire control of, and the entire equity interest in, the Company.

  Statutory Buy Out Procedure

     At such time as Offeror acquires at least 95% of the outstanding issued Shares, Offeror intends to pursue a statutory buy out procedure of any remaining minority Shares pursuant to Dutch Law (the "Statutory Buy Out Procedure").
Section 2:92a of the DCC contains a procedure to compel minority shareholders of a naamloze vennootschap or "N.V." -- a limited liability company such as the Company, to sell their Shares. As soon as Parent, Offeror and their subsidiaries hold for their own account at least 95% of the issued share capital of the Company, Parent, Offeror and their subsidiaries intend to institute proceedings against the other shareholders (the "Minority Shareholders") of the Company, in accordance with Section 2:92a of the DCC, in order to force the Minority Shareholders to transfer their Shares to Offeror. The Statutory Buy Out Procedure may be initiated at any time upon fulfillment of the 95% ownership condition. The proceedings are instituted by means of a writ of summons served upon each of the Minority Shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The proceedings are held before the Enterprise Division of the Court of Appeals in Amsterdam, The Netherlands (the "Enterprise Division"). The Enterprise Division may render the following judgments:

          (i) deny the claim for compulsory acquisition in relation to all Minority Shareholders if it is established that (a) one or more Minority Shareholders will incur considerable financial loss by the forced transfer of their Shares that would not be compensated by the fixed price for their Shares, (b) one or more Minority Shareholders holds one or more Shares in which, according to the Company's articles of association (the "Articles"), a special control right regarding the Company is vested, or (c) the plaintiffs have waived their rights to institute these proceedings vis-a-vis one or more of the Minority Shareholders; and

          (ii) if the claim is not denied, (a) appoint one or three auditors to advise the Enterprise Division as to the price to be paid for the Minority Shareholders' Shares after which the Enterprise Division will fix such prices or (b) fix the price to be paid for the Shares of the Minority Shareholders if the Enterprise Division does not deem it necessary to appoint auditors (for instance, if the plaintiffs have already provided the Enterprise Division with sufficient evidence that the price offered is reasonable); and

          (iii) if the claim is not denied, award the claim for compulsory acquisition by way of an order to the Minority Shareholders to transfer their Shares, as well as an order to the plaintiffs to pay the Minority Shareholders the price fixed (with interest) against transfer of their unencumbered Shares.

     If the Enterprise Division fixes the price to be paid for the Shares of the Minority Shareholders, such price shall be increased by the statutory interest rate applicable in The Netherlands (at present 6% per annum) for the period from a date determined by the Enterprise Division to the date of payment of the price. However, any dividends or other distributions made by the Company to its shareholders during that period will be deemed to be partial payments towards the price fixed.

     The Minority Shareholders will be required to transfer their Shares, against payment of the price set by the Enterprise Division, only once a final, nonappealable judgment described in clause (iii) above has been obtained. The plaintiffs will notify the Minority Shareholders of the date and place of payment for the Shares and the price to be paid for the Shares by notification sent directly to the Minority Shareholders whose addresses are known and by means of an advertisement in a national daily newspaper in The Netherlands. The plaintiffs may also pay the price for the Minority Shareholders' Shares, inclusive of interest accrued thereon, in escrow to the State of The Netherlands. By this payment, the plaintiffs become the holders of the Shares by operation of law subject to the same notice obligations. Any encumbrance on any Shares for which payment in escrow has been made will be released from such Shares and will transfer to the funds paid for such Shares. At such time, the Minority Shareholders would cease to have any rights in their Shares, including with respect to voting thereof. Their only right will be the right to receive payment therefor upon proper transfer of their Shares.

     BECAUSE THE STATUTORY BUY OUT PROCEDURE WOULD REQUIRE A COURT PROCEEDING AND POSSIBLY EXPERT VALUATION, RECEIPT OF FUNDS COULD BE SUBSTANTIALLY DELAYED, AND THE PRICE PAID IN THE STATUTORY BUY OUT PROCEDURE MAY BE MORE OR LESS THAN E2.85 PER SHARE.

     Those shareholders who do not tender their Shares pursuant to the Offer are not entitled to receive consideration for their Shares from Offeror unless Offeror effects the Statutory Buy Out Procedure or otherwise agrees to acquire such holder's Shares in accordance with applicable Law.

     In addition to the Statutory Buy Out Procedure, Offeror currently intends, after completion of the Offer, to cause the effectuation by the Company and one or more Dutch subsidiaries of Parent of a legal merger within the meaning of
Section 2:309 of the DCC, provided that the merger consideration if not payable in cash at the same price per Share as is payable pursuant to the Offer shall provide equivalent value to such cash amount.

     Parent does not currently intend to amend the Company's Articles. However, if the Company becomes a subsidiary of Parent, at such time, Parent may consider amending the Company's Articles to contain provisions customary or appropriate for a subsidiary of Parent.

  Plans for the Company

     Concurrently with the announcement of the Offer, Parent announced that it is forming Invensys Software and Systems division ("ISS") of which the Company will be a part. ISS will be a provider of manufacturing solutions, providing software and services and the pro forma combined division is expected to have annual revenues of approximately U.S.$2.0 billion. Bruce Henderson, currently the division Chief Executive of Parent's Intelligent Automation division, will take management responsibility for ISS. Laurens van der Tang, currently Executive Vice President of Research and Development at the Company, will become President of the Company upon closing of the Offer. It is expected that the Company will continue operating under the name of "Baan" and will continue to compete in the global market with the full range of its products. Barneveld, The Netherlands, will be the headquarters of the Company. The headquarters of ISS will be in Herndon, Virginia, USA.

     The combination of the Company's and Parent's software systems businesses will create a leader in manufacturing solutions with the scale to compete in the global market. ISS will have products in e-business, customer relationship management and web-enabled enterprise resource planning and supply chain management.

     Parent also intends to establish an effective employee incentivisation program to retain and attract employees within ISS.

     Parent also plans to implement a restructuring and cost management program with an estimated cost of $400 million over an 18 month period following the acquisition of the Company. Approximately U.S.$300 million of these costs will be in cash.

     As a result of this program, Parent expects to achieve annualized cost savings of approximately U.S.$250 million per year. Parent believes that the restructuring program should return the Company to break even within 12 months.

     The combination of the Company and Parent's software systems businesses will create a division with products in manufacturing execution and safety, automation and control, e-business, web-enabled enterprise resource planning, customer relationship management and supply chain management.

  The Transaction Documents

     The Offer Agreement

     The following is a summary of the material terms of the Offer Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC in connection with the Offer as an exhibit to the Schedule TO. The Offer Agreement may be examined, and copies thereof may be obtained, as set forth in
Section 8.

     The Offer. The Offer Agreement provides for Offeror to make the Offer on the terms described in "Introduction" and Section 1, "Terms of the Offer; Expiration Date." Offeror's obligation to accept for payment and pay for Shares tendered in the Offer is subject to the conditions described in Section 14, "Certain Conditions of the Offer." Offeror may provide for a "subsequent offering period" as provided in Rule 14d-11 under the Exchange Act after the purchase of Shares pursuant to the Offer.

     Board Representation. The Offer Agreement provides that, promptly upon the purchase of Shares representing not less than 51% of the outstanding Shares pursuant to the Offer, the Company will convene an extraordinary general meeting of shareholders in accordance with applicable law for the election of such number of directors, rounded up to the next whole number, to serve on the Supervisory Board and the Board of Management of the Company as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, representation on the Supervisory Board and the Board of Management of the Company equal to the product of (i) the total number of members of each of the Supervisory Board and the Board of Management (giving effect to the election of any additional members pursuant to this section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Offeror (including Shares accepted for payment in the Offer) bears to the number of Shares outstanding. The Company will exercise its best efforts to secure the resignations of such number of members of such Boards as is necessary to enable Offeror's designees to be elected and will cause Offeror designees to be so elected. The Company shall take all action required pursuant to Section 14(f) of the Exchange Act and Rule 14(f)-1 under the Exchange Act in order to fulfill its obligations under this provision and shall include in the Schedule 14D-9 or otherwise timely mail to its shareholders all necessary information to comply therewith. Prior to the mailing of the Schedule 14D-9 to the Company's shareholders, Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) of and Rule 14(f)-1 under the Exchange Act.

     Following the election or appointment of Offeror's designees as described above and until Parent, directly or indirectly, owns at least 95% of the outstanding Shares of the Company, each of the Company's Supervisory Board and the Board of Management shall have at least six members of which at least two members shall be persons who are members on the date of the Offer Agreement (the "Continuing Members"). In the event that the number of Continuing Members are reduced below two for any reason whatsoever, the remaining Continuing Member will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Members. The approval of the Continuing Members will be required to authorize (and such authorization will constitute the authorization of the respective Boards on which the Continuing Members serve and no other action on the part of the Company, including any action by any other Board member of the Company, will be required to authorize) any termination of the Offer Agreement by the Company, any amendment of the Offer Agreement requiring action by the Supervisory Board and/or the Board of Management, any amendment of the governing instruments of the Company which would adversely affect the rights of the Company or its shareholders under the Offer Agreement, any extension of time for performance of any obligation or action under the Offer Agreement by Parent, Offeror or their affiliates and any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Offer Agreement for the benefit of the Company.

     Shareholder Informational Meeting. In connection with the Offer, the Company will convene an informational extraordinary shareholders meeting pursuant to Dutch Law. This meeting will be held on June 29, 2000.

     Representations and Warranties. The Offer Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence and, subject to certain limitations, the qualification, good standing, corporate or other power and authority of the Company and its subsidiaries, (ii) the due authorization, execution, and delivery of the Offer Agreement and the consummation of transactions contemplated thereby, the validity and enforceability thereof and the absence of any additional required corporate actions (other than the holding of the informational meeting prior to the closing of the Offer or any shareholder vote required by a transaction contemplated by the Offer Agreement) for authorization of the Offer Agreement and the transaction contemplated thereby, (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable laws, statutes, ordinances, rules, regulations, orders, judgments, and decrees ("Laws") of any national, federal, provincial, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal whether of The Netherlands, the United States or another country ("Governmental Entity"), (iv) the capitalization of the Company, including the number of Shares of the Company outstanding, the number of Shares reserved for issuance on the exercise of options and similar rights to purchase Shares, (v) the identity, ownership and jurisdiction of organization of each of the Company's principal operating subsidiaries and ownership by the Company and its principal operating subsidiaries of interests or investments in entities other than subsidiaries of the Company or its principal operating subsidiaries, (vi) subject to certain exceptions and limitations, the absence of any violations, conflicts or breaches under the organization documents of the Company or its principal operating subsidiaries or under contracts of the Company or its subsidiaries that would result from compliance by the Company with any provision of the Offer Agreement or the consummation by the Company of any of the transactions contemplated thereby, (vii) subject to certain exceptions and limitations, compliance with the Securities Act and the Exchange Act in connection with each report, schedule, form, statement (information, registration or otherwise) and document prepared by it since June 30, 1998 (including exhibits and any amendments thereto) and filed with the SEC (including the financial statements included therein), (viii) the absence of material misstatements or omissions from the
Schedule 14D-9 or any schedule required to be filed by the Company with the SEC or the Stichting Toezicht Effectenverkeer, the Schedule 14D-9, the information statement, if any, filed by the Company in connection with the Offer, (ix) the Company's status as a "foreign private issuer," as defined in the Exchange Act, of whom U.S. holders do not hold more than 40% of the Shares as determined by Rule 14d-1(d) under the Exchange Act, (x) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation"), (xi) subject to certain exceptions and limitations, the absence of certain changes or effects, (xii) certain tax matters, (xiii) certain employee benefit and ERISA matters, (xiv) certain labor and employment matters, (xv) certain fees in connection with the transactions contemplated by the Offer Agreement, (xvi) certain matters relating to the Company's intellectual property, (xvii) subject to certain limitations, the possession by the Company and its subsidiaries of necessary franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any court, governmental or regulatory authority, (xviii) certain environmental matters, (xix) subject to certain exceptions and limitations, title to assets, (xx) certain insurance policy matters, (xxi) subject to certain limitations, material contracts of the Company and its subsidiaries including contracts (a) for borrowed money or guarantees involving a current outstanding principal amount in excess of U.S.$1,000,000 (or any other currency equivalent), (b) containing material non-compete covenants by the Company, (c) with any of Fletcher International Limited, any holder of 5% or more of the outstanding Shares, and their affiliates, and any officer, director or affiliate of the Company (d) with members of the Baan family, Vanenburg Group B.V. or Vanenburg Business Systems or their affiliates, (e) with ten of the most significant customers of the Company, and (f) relating to or providing for the issuance of any equity securities of the Company since March 31, 2000, (xxii) the fairness opinion of Lazard Freres, (xxiii) anti-takeover statutes, (xxiv) the absence of any required vote of shareholders of the Company to adopt the Offer Agreement or approve the Offer, and (xxv) year 2000 and euro conversion compliance.

     Parent and Offeror have jointly and severally made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and Offeror, (ii) the due authorization, execution and delivery of the Offer Agreement and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof, (iii) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent and Offeror and the absence of any violations, breaches or defaults which would result from compliance by Parent and Offeror with any provision of the Offer Agreement, (iv) the sufficiency of funds available to Parent and Offeror for the consummation of the Offer and (v) the absence of material misstatements or omissions in the Schedule TO and the related offer documents.

     Interim Operations. The Company has agreed that from the date of the Offer Agreement to the earlier of (x) the date of initial purchase by Offeror of Shares pursuant to the Offer and (y) the date of termination of the Offer Agreement, with certain exceptions, unless Offeror has consented thereto (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its subsidiaries: (i) to the extent not inconsistent with the Company's obligations under the Offer Agreement or any Ancillary Document, conduct its operations according to its ordinary course of business consistent with past practice, (ii) to the extent not inconsistent with the Company's obligations under the Offer Agreement or any Ancillary Document, use its commercially reasonable efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them, (iii) upon the discovery thereof, promptly notify Offeror of the existence of any breach of any representation or warranty contained in the Offer Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect (as defined in the Offer Agreement), any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Offer Agreement no longer to be true and correct (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect), (iv) to promptly deliver to Offeror true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Offer Agreement and (v) prior to consummation of the Offer, cause (A) all indebtedness for borrowed money due and payable to the Company or any of its subsidiaries from any officers, directors or affiliates thereof to be repaid and (B) all related notes and instruments of indebtedness to be cancelled and terminated without any cost or penalty to the Company or its subsidiaries.

     The Company has agreed that from the date of the Offer Agreement to the earlier of (x) the date of initial purchase by Offeror of Shares pursuant to the Offer and (y) the date of termination of the Offer Agreement, with certain exceptions, unless Offeror has consented thereto (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit any of its subsidiaries to, (i) amend its articles of association, certificate of incorporation or other organizational documents, (ii) issue, sell or pledge any of its capital shares or other ownership interest in the Company (other than issuances of Shares in respect of any exercise of share options or conversion of convertible notes, in either case, outstanding on the date of the Offer Agreement and disclosed to Offeror) or any of its subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such capital shares, ownership interest, or convertible or exchangeable securities (or derivative securities in respect of the foregoing), (iii) effect any share split or otherwise change its capitalization as it exists on the date of the Offer Agreement, (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any of its capital shares or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan (except as otherwise required by the terms of such unexercisable options), (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital shares or other ownership interests (other than such payments by any subsidiary of the Company to another subsidiary of the Company or to the Company), (vi) directly or indirectly redeem, purchase or otherwise acquire any of the Company's capital shares or capital shares of its subsidiaries which are not owned by the Company or its subsidiaries, (vii) sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries), except the sale or disposition of inventory or the license of the Company's products in the ordinary course of business or the sale, lease or other disposition of assets that, individually or in the aggregate, are obsolete or not material to the Company and its subsidiaries, taken as a whole, (viii) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that would be material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice, (ix) incur or assume any long-term or short-term debt aggregating in excess of U.S.$1,000,000, (x) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the debt or other obligations of any other person except obligations of its subsidiaries or parent entity incurred in the ordinary course of business, (xi) make or forgive any loans, advances or capital contributions to, or investments in, any other person other than its subsidiary or any parent entity, (xii) grant any share-related or equity performance awards, (xiii) except as contractually obligated on the date of the Offer Agreement (but only to the extent a copy of such contractual commitment, if written, or a written summary of such contractual commitment, if oral, has been previously provided to Parent) or as otherwise required by applicable Law, enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or, except as contractually obligated on the date of the Offer Agreement (but only to the extent written copies or written summaries of oral contracts have been previously provided to Parent) or as otherwise required by applicable Law, grant any increases in compensation, benefits or non-equity performance awards, except for normal merit bonuses or salary increases for non-officer employees consistent with past practices, (xiv) except to the extent required by Law, adopt or amend in any material respect any material employee benefit plan or arrangement, (xv) permit any material insurance policy naming the Company or any subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business, (xvi) settle or compromise any pending or threatened Litigation for an amount in excess of U.S.$1,000,000 for any single matter of Litigation, or U.S.$5,000,000 in the aggregate for all such matters settled or compromised, (xvii) make any tax election or settle any tax liability other than settlements involving solely the payment of money (without admission of liability) not to exceed U.S.$1,000,000 or (xviii) agree in writing or otherwise to take any of the foregoing actions; provided that the Company or any of its subsidiaries will not be prohibited from agreeing to take any of the foregoing if the agreement's effectiveness is contingent upon the termination of the Offer Agreement.

     Access to Information. From the date of the Offer Agreement until the consummation of the Offer, the Company shall, and shall cause its subsidiaries to, upon reasonable advance notice to the Company, during ordinary business hours, to the extent legally permitted, (i) give Offeror and its authorized representatives full access to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit Offeror to make such copies and inspections thereof as Offeror may reasonably request and (iii) furnish Offeror with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Offeror may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Offer Agreement shall affect any representations or warranties made by the Company in the Offer Agreement or the conditions to the obligations of Offeror to consummate the transactions contemplated thereby. All information provided pursuant to the Offer Agreement will be subject to the confidentiality agreement between Parent and the Company, dated March 24, 2000.

     No Solicitation. The Company has agreed in the Offer Agreement (a) that from the date of the Offer Agreement to the consummation of the Offer, neither it nor any of its subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, managing directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) (collectively, "Representatives") not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation, recapitalization, business combination or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or any of its subsidiaries to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal or any agreement or arrangement requiring the Company to abandon, terminate or delay the consummation of the Offer or other transactions contemplated by the Offer Agreement; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform such parties of the obligations undertaken under the Offer Agreement; and (c) that it will notify Offeror promptly of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that these provisions shall not prohibit the Company's Supervisory Board or Board of Management from (i) prior to the acceptance for payment of Shares by Offeror pursuant to the Offer, furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of substantially all of the assets of the Company, a business combination or other similar transaction, if, and only to the extent that, (A) such proposal was not initially solicited, encouraged or knowingly facilitated by the Company, its subsidiaries or their Representatives in violation of the Offer Agreement, (B) if each Board determines in good faith, after receiving the advice of its outside advisors, including outside counsel and others, (i) that such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and (ii) failure to furnish such information or enter into such discussions or negotiations with such person would violate the Boards' fiduciary duties, (C) the Boards of the Company determine in good faith in the exercise of reasonable business judgment that such proposal is likely to be successfully financed if accepted by shareholders, and (D) prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company enters into a confidentiality agreement with such person or entity no less favorable to the Company than the confidentiality agreement between Parent and the Company, dated March 24, 2000, and provides written notice to Offeror to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity (additionally, the Offer Agreement requires the Company to keep Offeror reasonably informed of the status of any such discussions or negotiations permitted pursuant to the previous sentence (including the identity of such person or entity and the terms of any proposal)) and to the extent applicable, complying with Rule 14e-2(a) under the Exchange Act or applicable Dutch Law with regard to an Alternative Proposal. Nothing in the provision of the Offer Agreement described above will permit the Company to terminate the Offer Agreement (except as described under the heading "-- Termination" below), enter into any agreement with respect to an Alternative Proposal during the term of the Offer Agreement or affect any other obligation of the Company under the Offer Agreement.

     Other Agreements. The Offer Agreement provides that, subject to the terms and conditions provided in the Offer Agreement, the Company, Parent and Offeror shall: (a) use their reasonable best efforts to cooperate with one another in
(i) determining which filings are required to be made prior to the Expiration Date or the consummation of the Offer with, and which consents, approvals, permits or authorizations are required to be obtained prior to the consummation of the Offer from, Governmental Entities or other third parties in connection with the execution and delivery of the Offer Agreement and the ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Offer Agreement.

     In the event the Works Councils of the Company shall give negative advice with respect to the recommendation of the Company's Supervisory Board or Board of Management in connection with the Offer and has initiated legal proceedings in the relevant Dutch courts that prevent the consummation of the transactions contemplated by the Offer Agreement, Parent and the Company shall use good faith efforts for a period of one month to convert the Works Councils' negative advice to positive advice. In the event that the Works Councils shall not have so converted their advice to positive advice during such one month period, the Company shall be entitled to withdraw or modify its approval or recommendation in favor of the Offer Agreement and so advise the Company's shareholders and to terminate the Offer Agreement. On June 14, 2000, the Central Works Councils announced that the Company had received the Works Councils' positive advice on the Offer.

     Termination. The Offer Agreement may be terminated at any time prior to the consummation of the Offer:

          (a) by mutual written consent of Offeror and the Company;

          (b) by Offeror or the Company:

             (i) if the consummation of the Offer shall not have occurred on or before December 31, 2000 (provided that the right to terminate the Offer Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Offer Agreement has been the cause of or resulted in the failure of the consummation of the Offer to occur on or before such date);

             (ii) if there shall be any Law that makes consummation of the Offer illegal or prohibited, or if any court of competent jurisdiction or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting consummation of the Offer and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if the Offer terminates or expires on account of the failure of any condition specified in Section 14 without Offeror having purchased any Shares thereunder (provided that the right to terminate the Offer Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Offer Agreement has been the cause of or resulted in the failure of any such condition);

          (c) by the Company if there is an Alternative Proposal which the Company's Board of Management and the Supervisory Board in good faith determine after receiving the advice of its outside advisors, including outside counsel and others that (i) such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and (ii) the failure to accept such Alternative Proposal and terminate the Offer Agreement would violate each Board's fiduciary duties; provided, however, that the right to terminate the Offer Agreement in such event shall not be available (i) if the Company has breached in any material respect its obligations with respect to Alternative Proposals, or
     (ii) if prior to or concurrently with any purported termination pursuant to this clause (c), the Company shall not have paid the Termination Fee (as defined below) or (iii) if the Company has not provided Offeror with five business days' prior written notice of its intent to terminate the Offer Agreement and has not delivered to Offeror a copy of the written agreement embodying the Alternative Proposal in its then most definitive form; and provided further that the Company may not approve or recommend approval of an Alternative Proposal unless it complies with its obligations under the Offer Agreement and terminates the Offer Agreement pursuant to the provision described in this clause (c); or

          (d) by Offeror if either of the Board of Management and the Supervisory Board shall have failed to recommend, or shall have withdrawn, modified or amended its approval or recommendation of the Offer, or shall have approved or recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing.

     Fees and Expenses. Whether or not the Offer is consummated, all fees, costs and expenses incurred in connection with the Offer Agreement and the transactions contemplated by the Offer Agreement shall be paid by the party incurring such fees, costs and expenses.

     The Offer Agreement provides that, under certain circumstances, the Company shall pay to Offeror a fee equal to E22,800,000 (the "Termination Fee"). The Company is obligated to pay the Termination Fee under the following circumstances:

          (1) immediately if (i) a corporation, entity, "group" or "person" (each as defined in the Exchange Act), other than Offeror, shall have acquired beneficial ownership of a majority of the outstanding Shares and Offeror or the Company terminates the Offer Agreement without Offeror having purchased any Shares under the Offer; or (ii) the Company terminates the Offer Agreement because there is an Alternative Proposal which each Board determines, in good faith after receiving the advice of its outside advisors, including outside counsel and others that such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and the failure to accept such Alternative Proposal would violate each Board's fiduciary duties; and

          (2) if an Alternative Proposal is made known to the Company or has been made directly to shareholders of the Company generally or is otherwise publicly known or any person has publicly announced an intention (whether or not conditional) to make an Alternative Proposal and thereafter

             (i) Offeror terminates the Offer Agreement because either of the Boards has failed to recommend, or have withdrawn, modified or amended its approval or recommendation of the Offer, or approved or recommended acceptance of any Alternative Proposal, or resolved to do any of the foregoing,

             (ii) Offeror or the Company terminates the Offer Agreement because
        (x) the Offer has not been consummated on or before December 31, 2000 (provided that such party has the right to terminate the Offer Agreement) or (y) failure of the Minimum Condition to the Offer to be satisfied prior to the expiration of the Offer, unless in the case of
        (x) and (y) more than 51% of the outstanding Shares have been tendered and not withdrawn or held by Parent or its affiliates, or

             (iii) the Company terminates the Offer Agreement in the event that the Works Councils at the Company and/or its subsidiaries have given negative advice with respect to the recommendation of the Boards in connection with the Offer and after one month such negative advice has not been converted to positive advice;

     provided that no such Termination Fee will be payable under this clause (2) unless an Alternative Proposal is consummated within 12 months of such termination.

     Indemnification. Following the consummation of the Offer, Parent and Offeror all cause the governing instruments of the Company to contain provisions with respect to indemnification substantially to the same effect as those set forth in the governing instruments of the Company on the date of the Offer Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the consummation of the Offer in any manner that would adversely affect the rights thereunder as of the date of consummation of the Offer of individuals who on the date of consummation of the Offer were members of the Boards, officers, employees or agents of the Company, unless such modification is required after the date of consummation of the Offer by applicable Law.

     Parent has also agreed to cause the Company, to the fullest extent permitted under applicable Law or under the Company's governing instruments or any indemnification agreement in effect as of the date hereof, to indemnify and hold harmless, each present and former member of the Boards, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by the Offer Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the date of consummation of the Offer, to the same extent as provided in the Company's governing instruments or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the date of consummation of the Offer) and subject to the specific terms of any indemnification contract, (i) after the date of consummation of the Offer, the Company shall pay the reasonable fees and expenses of any counsel retained by the Indemnified Parties, promptly after statements therefore are received and (ii) the Company shall cooperate in the defense of any such matter; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims; and, provided, further, that any determination to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under applicable Law, the Company's governing instruments or any such agreement, as the case may be, shall be made by independent legal counsel, which shall be selected by such Indemnified Party and reasonably acceptable to Parent.

     In addition, the Offer Agreement provides that the Company will provide, for a period of not less than six years after the date of consummation of the Offer, the Company's current directors and officers insurance and indemnification policy that provides coverage for events occurring at or prior to the date of consummation of the Offer (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not be required to pay an annual premium for the D&O Insurance in excess of one hundred seventy-five percent (175%) of the annual premium currently paid by the Company for such insurance, but in the case the Company is required to expend amounts for annual premiums in excess of the Company's current expenditures, it shall, subject to such 175% limitation, purchase as much of such coverage as possible for such amount; in no event, however, shall the Company be required to provide coverage in excess of current coverage.

     Amendment. To the extent permitted by applicable law, the Offer Agreement may be amended by action taken by or on behalf of its Company's Board of Management and Supervisory Board and Parent and Offeror jointly at any time. The Offer Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties. From the completion of such Offer, until Parent owns directly or indirectly, 95% of the outstanding Shares, termination and certain amendments of and waivers under the Offer Agreement will require the approval of the Continuing Members. See "-- Board Representation" above.

  The Share Purchase Agreements.

     The following is a summary of the material terms of various share purchase agreements between Parent and certain major holders of Shares (the "Share Purchase Agreements"). This summary is not a complete description of the terms and conditions of the Share Purchase Agreements and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. The rights and obligations to purchase Shares under the agreements described above were assigned by Parent to Offeror prior to completion of such purchases and Offeror completed all such purchases described below.

     Jan Baan. Jan Baan and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 (the "Baan Purchase Agreement"). Pursuant to the Baan Purchase Agreement, Jan Baan agreed to sell to Parent 256,410 Shares at the Offer Price. Jan Baan represented and warranted that, at the closing of the transactions contemplated under the Baan Purchase Agreement, he held free and clear title to such Shares and all necessary authorizations had taken place to transfer such Shares to Parent. The transfer of 256,410 Shares pursuant to the Baan Purchase Agreement occurred on June 5, 2000.

     Stichting Oikonomos. Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 (the "Oikonomos Purchase Agreement"). Pursuant to the Oikonomos Purchase Agreement, Stichting Oikonomos agreed to sell to Parent 386,542 Shares at the Offer Price. Stichting Oikonomos represented and warranted that, at the closing of the transactions contemplated under the Oikonomos Purchase Agreement, it held free and clear title to such Shares. The transfer of 386,542 Shares pursuant to the Oikonomos Purchase Agreement occurred on June 5, 2000.

     Vanenburg Group B.V. Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 and amended on June 2, 2000 (the "Vanenburg Purchase Agreement"). Pursuant to the Vanenburg Purchase Agreement, Vanenburg Group B.V. agreed to sell to Offeror 14,817,528 Shares at the Offer Price. Vanenburg Group B.V. represented and warranted that, at the closing of the transactions contemplated under the Vanenburg Purchase Agreement, it held free and clear title to such Shares. Transfer of 13,812,028 Shares pursuant to the Vanenburg Purchase Agreement occurred on June 5, 2000 and transfer of 1,005,500 Shares occurred on June 8, 2000. Based on the annual accounts of 1998, the economic interest in Vanenburg Group B.V. is held by Stichting Oikonomos; however, the ultimate voting control in respect of such interest rests with Jan Baan and J.G. Paul Baan.

     General Atlantic Partners. General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. (together, the "GAP Sellers") and Parent entered into a Share Purchase Agreement dated as of May 30, 2000 (the "GAP Purchase Agreement"). Pursuant to the GAP Purchase Agreement, the GAP Sellers agreed to sell to Offeror 5,105,570 Shares at the U.S. dollar equivalent of the Offer Price. The GAP Sellers represented and warranted that, at the Closing of the transactions contemplated under the GAP Purchase Agreement, they held free and clear title to such Shares. Transfer of the 5,105,570 Shares pursuant to the GAP Purchase Agreement occurred at closings occurring on June 2, 2000 and on June 5, 2000.

     Fletcher International Limited. The Company and Fletcher International Limited ("Fletcher") entered into a Termination and Standstill Agreement dated as of May 29, 2000 (the "Fletcher Agreement"). Company and Fletcher had previously entered into a Share Rights Agreement dated as of December 31, 1998 (as amended on November 24, 1999, the "Share Rights Agreement") under which Fletcher agreed to make an equity investment in the Company. In exchange, the Company issued to Fletcher rights to purchase Shares. Under the Share Rights Agreement, Fletcher was permitted to purchase Shares from the Company from time to time at prices based on historical trading prices. Pursuant to the Fletcher Agreement (i) Fletcher covenanted that it would not, until the earlier of (a) December 31, 2000 and (b) the date that the Company publicly announces it is no longer pursuing strategic alternatives involving a sale or other disposition of the Company and no person shall have publicly announced that a proposed Transaction is pending (the earlier of such dates is the "Fletcher Expiration Date"), exercise any of its rights or acquire any Shares under the Share Rights Agreement or otherwise, and (ii) Fletcher agreed to sell to the Company 8,121,236 Shares held by Fletcher at the U.S. dollar equivalent price of the Offer Price. The Company and Fletcher also agreed that if a Transaction is consummated prior to the Fletcher Expiration Date, then the Company will pay Fletcher the sum of (a) U.S.$10,000,000 in exchange for extinguishing its unexercised rights and (b) U.S.$16,623,392.48 (plus interest at 8.5% per year after May 29, 2000) in repayment of monies already advanced to the Company but not yet converted into Shares. Fletcher and the Company agreed that, upon such payment, the Share Rights Agreement shall be terminated and that the Shares Rights Agreement and all rights granted thereunder shall be null and void and of no further force or effect. Fletcher represented and warranted to the Company that as of the date of the Fletcher Agreement it held free and clear title to its Shares other than an identified lien that was released prior to the Share purchase. The Company and Parent entered into an Assignment and Assumption Agreement regarding the Fletcher Agreement dated as of May 31, 2000 (the "Assignment Agreement"). Pursuant to the Assignment Agreement, the Company transferred and assigned to Parent all of its rights to purchase Shares pursuant to the Fletcher Agreement. Parent subsequently assigned these rights to Offeror. The transfer of 8,121,236 Shares to Offeror pursuant to the Fletcher Agreement occurred on June 5, 2000.

     As used above, the term "Transaction" means a transaction or series of transactions in which a party or group acting in concert, other than Fletcher or any of its affiliates, purchases or otherwise acquires more than 50% of the then outstanding Shares, or (ii) all or substantially all of the assets of the Company are sold, leased or otherwise transferred to one or more parties other than Fletcher or any of its affiliates or (iii) the Company is merged with and/or into another entity in which the shareholders of the Company as of the date of the Fletcher Agreement do not hold more than 50% of the voting power of the resulting entity.

     GSI Purchase Letter. On June 2, 2000, Parent entered into a letter agreement with GSI whereby Parent authorized GSI to purchase up to an aggregate of E250 million worth of Shares (unless a higher number is authorized), at a price of no more than E2.85 per Share, in purchases outside of the United States. These purchases by GSI are for the account of Offeror.

     The table below sets forth purchases of Shares by Offeror through its agent GSI, from June 2, 2000 through June 12, 2000.

                                       APPROXIMATE PRICE PER SHARE
                                                 (EURO)
    DATE     NO. OF SHARES PURCHASED   (EXCLUSIVE OF COMMISSIONS)
    ----     -----------------------   ---------------------------
  6/2/2000          1,096,382                     2.81
  6/5/2000          5,500,000                     2.81
  6/6/2000          4,043,133                     2.83
  6/7/2000          2,220,629                     2.83
  6/8/2000          3,536,160                     2.83
  6/9/2000          1,222,736                     2.85
  6/12/2000                --                       --

SECTION 13. DIVIDENDS AND DISTRIBUTIONS.

     Pursuant to the terms of the Offer Agreement, from and after the date of the Offer Agreement until the consummation of the Offer, unless Offeror has consented in writing thereto, the Company shall not, and shall not permit its subsidiaries to, (a) effect any share split or otherwise change its capitalization as it exists on the date of the Offer Agreement; (b) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital shares or other ownership interests (other than such payments by its subsidiaries to the Company); or (c) directly or indirectly redeem, purchase or otherwise acquire any of its capital shares or capital shares of its subsidiaries.

SECTION 14. CERTAIN CONDITIONS TO THE OFFER.

     Notwithstanding any other term of the Offer, Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC and applicable Dutch Law, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares to the extent permitted by the Offer Agreement, unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 95% of the outstanding Shares (including any Shares previously acquired by Parent, Offeror and their subsidiaries) and any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable mandatory waiting periods under any applicable non-U.S. Laws, in each case, applicable to the purchase of Shares pursuant to the Offer shall have been expired or terminated. Furthermore, notwithstanding any other term of the Offer or the Offer Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer to the extent permitted by the Offer Agreement, if at any time on or after the date of the Offer Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions shall exist or occur and remain in effect:

          (a) there shall have been instituted and pending any Litigation by any Governmental Entity or person (other than, with respect to any Litigation brought by a person (other than a Governmental Entity), any such action or proceeding in which a motion for a temporary restraining order, a preliminary injunction or a permanent injunction shall have been denied or shall have expired, or a judicial order granting any such temporary restraining order, preliminary injunction or permanent injunction shall have been reversed on appeal and not reinstated), that seeks to (i) challenge the acquisition by Offeror (or any of its affiliates) of Shares pursuant to the Offer or restrain or prohibit the making or consummation of the Offer, impose limitations on the ability of Offeror (or any of its affiliates) effectively to acquire or hold, or to require Offeror or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of their assets or the business of any one of them, (iii) impose limitations on the ability of Offeror or its affiliates to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, provided, that, if such Litigation is by a person other than a Governmental Entity, such litigation is reasonably likely to have a Material Adverse Effect or materially and adversely affecting the likelihood of consummation of the Offer; or

          (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer, by any Governmental Entity any Law that would reasonably be expected to result in any of the consequences referred to in clause (a) above; or

          (c) the Offer Agreement shall have been terminated in accordance with its terms; or

          (d) (i) any of the representations and warranties made by the Company in the Offer Agreement (which for purposes of this clause (d) be interpreted without giving effect to any materiality or Material Adverse Effect qualification contained in such representation or warranty) shall not have been true and correct in all respects when made, or shall thereafter have ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), except to the extent that any such failure to be true and correct, individually and in the aggregate with all such other failures, would not have a Material Adverse Effect or
     (ii) the Company shall have materially breached or failed to comply in any material respect with any of its material obligations under the Offer Agreement except to the extent that any such breach or failure to comply, individually or in the aggregate with all such other breaches or failures, would not have a Material Adverse Effect; or

          (e) any corporation, entity, "group" or "person" (each as defined in the Exchange Act), other than Offeror, shall have acquired beneficial ownership of a majority of the outstanding Shares; or

          (f) the Company's Board of Management Directors or Supervisory Board shall have modified or amended its recommendation of the Offer in any manner adverse to Offeror shall have withdrawn its recommendation of the Offer or shall have approved or recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing; or

          (g) since the date of the Offer Agreement, any change or event shall have occurred which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect; or

          (h) the parties shall have not received clearance of the European Union Merger Task Force; or

          (i) the Works Councils of the Company and any of its subsidiaries in The Netherlands shall have given a negative advice with respect to the recommendation of the Boards in connection with the Offer contemplated by the Offer Agreement and have initiated legal proceedings in the relevant Dutch courts to prevent the consummation of the transactions contemplated by the Offer Agreement.

     The foregoing conditions may be asserted by Offeror regardless of the circumstances (excluding any action or inaction by Parent or Offeror) giving rise to any such condition and may be waived by Offeror, in whole or in part, at any time and from time to time, in the reasonable discretion of Offeror. The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares shall promptly be returned by the Depositaries to the tendering shareholders.

     Under Dutch Law, any change in the terms of the Offer following commencement thereof could require the commencement of a new offer and the termination of the original offer in accordance with its terms. In the event of any such termination, Offeror will return all tendered Shares to tendering shareholders. Shareholders would then have the opportunity to tender their Shares in any new offer. With respect to immaterial changes in the terms of the Offer, however, the Dutch Merger Committee could grant an exemption from the requirement to commence a new offer. Any such exemption would likely be conditioned on Offeror (i) publicly disclosing the receipt of the exemption and the nature of the change in the Offer and (ii) providing shareholders that tendered Shares prior to such change the right to withdraw such Shares. Offeror is not aware of any provision of Dutch Law that addresses the types of changes that would constitute an "immaterial change" for these purposes, although Offeror has been advised that a reduction of the Offer Price or a change to material Offer conditions would not constitute an "immaterial change." Offeror has also been advised that the Dutch Merger Committee has granted exemptions in cases where the offer consideration has been increased.

SECTION 15. CERTAIN REGULATORY AND LEGAL MATTERS.

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, as well as certain representations made to Parent and Offeror in the Offer Agreement by the Company, neither Parent nor Offeror is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Offeror's acquisition of Shares as contemplated by this Offer to Purchase or of any approval or other action by any Governmental Entity that would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. Should any such approval or other action be required, Offeror and Parent currently contemplate that such approval or other action will be sought. While, except as otherwise expressly described in this
Section 15, Offeror does not currently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer, pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business, or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below (or if any required governmental approval is not obtained), Offeror could decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer.

     U.S. Antitrust. The Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice frequently scrutinize the legality under the antitrust laws of transactions such as Offeror's proposed acquisition of the Company. At any time before or after Offeror's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

     European Commission. The present Offer is subject to the approval of the European Commission under the Merger Regulation. Parent and Company each conduct substantial operations within the European Economic Area. The Merger Regulation and Article 57 of the EEA Agreement require that concentrations with a "Community dimension" be notified to the European Commission for review and approval for compatibility with competition law prior to being put into effect. When a concentration (such as the present Offer) falls within the scope of the Merger Regulations, the European Commission, as opposed to individual member states, has exclusive jurisdiction to review that offer, subject to certain exceptions.

     Parent filed the required notification on June 5, 2000, to the European Commission. The Commission is now examining this notification, and has one month to approve the transaction, or to decide to investigate the transaction in more depth.

SECTION 16. FEES AND EXPENSES.

     Parent has retained D.F. King & Co., Inc. as Information Agent, Morgan Guaranty Trust Company of New York as the U.S. Depositary and ABN AMRO Bank N.V. as the Dutch Depositary in connection with the Offer. Each of the Information Agent, the U.S. Depositary and the Dutch Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as described herein, neither Offeror nor Parent will pay any fees or commissions to any broker or dealer or other person to make solicitations or recommendations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Offeror upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

SECTION 17. MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. Neither Offeror nor Parent is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the Laws of such jurisdiction. If Offeror or Parent becomes aware of any state Law prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, Offeror will make a good faith effort to comply with any such state Law or seek to have such state Law declared inapplicable to the Offer. If, after such good faith effort, Offeror cannot comply with any such state Law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other Laws require the Offer to be made by a licensed broker or dealer, the Offer will be made on behalf of Offeror by one or more registered brokers or dealers that are licensed under the Laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF OFFEROR OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OFFEROR, PARENT OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

     Offeror or Parent has filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 (except that they will not be available at the regional offices of the SEC).

     To the extent possible, the Company is providing Offeror with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by Offeror to record holders of Shares and will be furnished by Offeror to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholders list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     Goldman Sachs are acting as financial advisors to Parent in respect of the Offer. Lazard Freres is acting as financial advisor to Baan in respect of the Offer.

SECTION 18. OTHER STATEMENTS REQUIRED BY THE DUTCH MERGER CODE

     Certain Notices. The Dutch Merger Committee, the trade unions involved and the Amsterdam Exchanges have been informed of the Offer. Dutch counsel to the Company has received a confirmation of notifications relating to compliance with the Dutch Merger Code. The Dutch Merger Committee has assumed that the requirements of the Dutch Merger Code have been met or will be met correctly, unless data, notifications or complaints will be made known to the Dutch Merger Committee possibly showing the contrary. Furthermore, the Dutch Merger Committee has indicated that it has at all times the authority to ask for such information as it deems necessary to judge any merger transaction sufficiently.

     Cross-Ownership. The Company does not own any Shares of capital stock of Parent or Offeror. Parent and Offeror, respectively, own Shares as described in
Section 12 of this Offer under the heading "-- The Share Purchase Agreements."

     Commitments. At the time of publication of this Offer to Purchase, no shareholders of the Company have yet made known their intended tendering of Shares in connection with the Offer, except for the members of the Board of Management and the Supervisory Board of the Company who hold a combined interest of in excess of approximately 800,000 Shares, or 0.3%, in the Company.

     Payments to Supervisory Board Members. Upon the consummation of the Offer, certain current Supervisory Board members are expected to resign. See Section
12. No payment will be made to resigning board members other than ordinary compensation payable in respect of such board member's tenure.

     Offer Price. The Offer Price was determined as part of the overall negotiations between Parent and the Company regarding the Offer, taking into account the other terms of the transaction. In particular, determination of the Offer Price was based on the trading price of the Shares shortly before execution of the Offer Agreement and the recent financial results of the Company.

     Personal Statements. The personal statements as referred to in Section 8 of the Dutch Merger Code have been or are being provided to the Dutch Merger Committee.

     Statement of Responsibility. The following statement of responsibility is being furnished in compliance with the Dutch Merger Code. The information included in sections 9, 10 and 16 and the information included in Schedule I of this Offer to Purchase has been provided by Parent and Offeror. The information included in sections 8 and 13 of this Offer to Purchase has been provided by the Company. The information included in the other sections of this Offer to Purchase (including the information up to The Offer as well as Annexes I and II) has been provided by Parent, Offeror and/or the Company. Parent and Offeror, on the one hand, and the Company, on the other hand, are exclusively responsible for the accuracy and completeness of the information contained in this Offer to Purchase and provided by them for inclusion herein. Each of Parent, Offeror and the Company confirm that the information provided by it and, contained in this Offer to Purchase is, to the best of its knowledge, true and accurate in any material aspect and there are no other facts the omission of which would make any statement provided by it in this Offer to Purchase misleading in any material aspect.

     Dutch Merger Code Cross References. Set forth below is a listing of Dutch Merger Code requirements for this Offer to Purchase and the location of the required information in this Offer to Purchase.

A.   The name of the bidder:                       front page, section 1, p [1]
B.   The proposal to acquire the shares in         Q & A, page [iii], Introduction, p [1]
     accordance with the stated price or
     exchange ratio:
C.   A statement whether or not consultative       Q & A, page [v], Introduction, page [1]
     discussions with the target's managing
     board were held and if agreement was
     reached with the target's management:
D.   A statement that the offer extends to all     Q & A, page [iii], page [vii],
     shares in circulation of the types to which   Introduction, page [1]
     the offer relates, except that the bidder
     may exclude shares which had not been
     issued at the time that the offer was made
     or whose issue had not been publicly
     announced or notified to the bidder:
E.   A statement that the same offer is made to    section 1, page [3]
     all holders of the same type of shares:
F.   Conditions attached to the offer, relating    section 1, page [3]; section 14, page [33]
     to any minimum number or percentage of
     shares to be tendered:
G.   Any further conditions attached to the        section 14, page [33-35]
     offer:
H.   A clear statement of the reasons for the      section 18, page [37]
     offer price or the exchange ratio and
     details about the nature of the bidder's
     funding if the offer is for cash:
I.   An arrangement for the transfer and payment   page [vi], section 2, page [5-6]
     of the shares tendered:
J.   If the offer relates to more than one type    not applicable
     of share, a clear statement of the reasons
     for any differences in the offer for the
     various types:
K.   The tender period:                            frontpage, section 1 page [3]
L.   Where available to the bidder, clear          section 8, pages [14-20]
     information concerning the assets and
     results of the target, including available
     information relating to the then current
     financial year if more than a quarter
     thereof has passed:
M.   A statement relating to the reasons for the   section 12, pages [22-24]
     offer, the bidder's plans for the target
     following completion of the offer,
     including plans to amend the target's
     articles, and intended business policies:
N.   A statement about the proposed composition    section 12, pages [24-25]
     of the target's managing board and
     supervisory board following the acceptance
     of the offer:

O.   The aggregate amount of compensation to be    section 18, page [37]
     paid to the supervisory directors, who will
     resign if the offer is accepted:
P.   Details of any cross-participations of the    section 12, pages [31-33], section 18, page
     target and the bidder, whether direct or      [37]
     indirect, at the date of publication of the
     Offer Memorandum:
Q.   Information as to whether any shares          section 18, page [37]
     included in the offer have been committed
     and if so, the aggregate par value of such
     shares:
R.   Specific details of any acquisitions of       not applicable
     shares in the target (or contracts for the
     same) by the bidder from managing or
     supervisory directors of the target or from
     their family-members or from legal entities
     directly or indirectly controlled by them
     over the last three years:
S.   Specific details of any acquisitions (or      section 12, pages [31-33]
     contracts to acquire as set out in (p)
     above from other parties):
T.   Specific details of any acquisition (or       section 12, pages [31-33]
     contracts to acquire) as set out in (p) and
     (q) by any group company of the bidder:
U.   Any other information required by the AEX:    section 18, page [37]
V.   A statement relating to compliance with the   section 18, page [37]
     obligation to give notice to the SER Merger
     Committee of any share dealings by
     directors:
W.   A statement by the SER Merger Committee as    section 18, page [37]
     to the observance of the rules set forth in
     the chapters II and III of the
     Fusiegedragsregels:

                                          Invensys Holdings Limited

June 14, 2000

                                                                      SCHEDULE I

                       CERTAIN INFORMATION CONCERNING THE
                  DIRECTORS AND OFFICERS OF PARENT AND OFFEROR

     The names and ages of the directors and executive officers of Parent and Offeror, and their present principal occupations, are set forth below. Unless otherwise indicated, each individual is a citizen of the United Kingdom and his or her business address is Carlisle Place, London SW1P 1BX United Kingdom.

                                     PARENT

         NAME AND AGE; PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH
           PARENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS

Lord Marshall of Knightsbridge
(66)..........................   Chairman since June 1998 and Deputy Chairman
                                 from January 1998 until June 1998. Chairman of
                                 British Airways plc since 1993. Chairman of
                                 Inchcape plc since 1996. Deputy Chairman of
                                 British Telecommunications plc since 1995.
                                 Non-Executive Director of HSBC Holdings plc.
                                 President of the Confederation of British
                                 Industry from May 1996 until July 1998. Member of the Board of the New York Stock Exchange from June 1994 to May 2000.

Allen M. Yurko (48)(*)........   Member of Board of Directors since 1991, Chief
                                 Executive since February 1999, Managing
                                 Director and Chief Executive Officer from
                                 January 1994 until February 1999, and Managing
                                 Director and Chief Operating Officer from
                                 October 1992 until January 1994. Member of the
                                 Board of Directors of Tate & Lyle plc since
                                 April 1996.

Kathleen A. O'Donovan (43)....   Member of Board of Directors and Chief
                                 Financial Officer since February 1999. Member of Board of Directors of BTR plc since July
                                 1991 and Finance Director of BTR plc from July
                                 1991 until February 1999. Partner at Ernst &
                                 Young from 1989 until June 1991. Member of
                                 Board of Directors of EMI Group plc since
                                 November 1997 and the Bank of England since
                                 August 1999.

Robert Bauman (69)(*).........   Member of Board of Directors since February
                                 1999. Member of Board of Directors of BTR since
                                 August 1997 and Chairman of BTR from May 1998 until February 1999. Chief Executive of
                                 SmithKline Beecham plc from July 1989 until
                                 April 1994. Chairman of British Aerospace plc from May 1994 until April 1998. Member of Board of Directors of Reuters Limited from 1994 to 1998 and Reuters Group plc from 1997 to April
                                 2000.

Sir Philip Beck (65)..........   Member of Board of Directors since 1991,
                                 Chairman from March 1998 until June 1998 and
                                 Deputy Chairman from June 1998 until February
                                 1999. Deputy Chairman of Railtrack plc from May
                                 1999 until July 1999 and Chairman since July
                                 1999. Member of Board of Directors of Delta plc since August 1994. Member of Board of Directors of Kitagawa Europe Limited since June 1990.

Rolf Borjesson (57)(**).......   Member of Board of Directors since July 1998.
                                 Chief Executive and Managing Director of Rexam plc since July 1996. Member of Board of Directors of Midway Holding AB since May 1995.
                                 Member of Board of Directors of Svenska
                                 Handelsbanken AB
                                 since August 1995. Chief Executive of PLM AB from March 1988 until June 1996.

Hugh Collum (59)..............   Member of Board of Directors since October
                                 1998. Executive Vice President and Chief
                                 Financial Officer of SmithKline Beecham plc from 1989 until 1998. Member of Board of Directors of Whitehead Mann Group plc since
                                 1997, Safeway plc since 1997, and South African
                                 Breweries plc since 1999. Non-Executive
                                 Chairman of Chiroscience Group plc since 1998.
                                 Member of Board of Directors of British Nuclear
                                 Fuels plc in July 1999 and Chairman since
                                 October 1999. Member of the Board of Directors of Celltech Group plc since August 1999.

Sir Graham Hearne (62)........   Member of Board of Directors since February
                                 1999. Member of Board of Directors of BTR plc since June 1998. Chairman of Enterprise Oil since 1991. Member of Board of Directors of N.M. Rothschild & Sons Limited since 1977,
                                 Rothschilds Continuation Limited since 1997,
                                 Gallagher Group plc since 1987 and Sea Scope
                                 Shipping Holdings since October 1999.

Simon Robertson (59)..........   Member of Board of Directors since February
                                 1999. Member of Board of Directors of BTR plc since March 1997. Managing Director of Goldman
                                 Sachs International since September 1997.
                                 Chairman of Kleinwort Benson Group plc
                                 ("Kleinwort") from 1996 until 1997 and Deputy
                                 Chairman of Kleinwort from 1992 until 1996.
                                 Member of Board of Directors of Inchcape plc since May 1996, Berry Bros. & Rudd since June
                                 1998 and The London Stock Exchange Limited since July 1998.

James F. Mueller (53)(*)......   Chief Operating Officer since February 1999 and
                                 member of Board of Directors from March 2000 and from April 1996 until February 1999.
                                 President and Chief Operating Officer of Siebe
                                 Temperature and Compliance Control from 1993 until February 1999.

James C. Bays (50)(*).........   Senior Vice President since February 1999,
                                 General Counsel and Chief Legal Officer since
                                 March 1996 and Vice President from March 1996 until February 1999. Vice President, Law and
                                 Assistant General Counsel of GenCorp. Inc. from
                                 April 1993 until March 1996.

Barry C. Francis (55).........   Senior Vice President and Director of Corporate
                                 Communications since February 1999. Group
                                 Public Relations Director from 1993 until
                                 February 1999.

John B. Saunders (57).........   Senior Vice President and Director of Corporate
                                 Strategy and Development since February 1999.
                                 Director, Corporate Strategy and Development from January 1994 until February 1999. Senior
                                 Vice President and Director Corporate Strategy at SmithKline Beecham plc from 1988 until 1994.

Bruce Henderson (51)..........   Division Chief Executive, Intelligent
                                 Automation since September 1999. Divisional chief executive, Invensys Controls division
                                 February 1999 to September 1999. President of
                                 Invensys appliance controls business July 1995 to February 1999. Vice President, General
                                 Manager of Electronic Convenience Systems of
                                 TRW Inc., 1994 to July 1995.

Roderick H. Powell (52).......   Division Chief Executive, Controls division
                                 since January 2000. President of Invensys
                                 Metering Systems from January 1998 to December
                                 1999. President of the Fujitsu-ICL Retails
                                 Systems Division and Chief Executive of
                                 Fujitsu-ICL Inc from 1994 to 1998.

Richard Armbrust (48).........   Division Chief Executive, Industrial Drive
                                 Systems since January 2000. President,
                                 Intelligent Building Systems from May 1996 to
                                 December 1999. President of ABB's Robotics and
                                 Flexible Automation Division from 1991 to 1996.

Thomas Gutierrez (51).........   Division Chief Executive, Power Systems
                                 division from February 1999. President of Exide
                                 Electronics January 1998 to February 1999.
                                 Chief executive of Exide Electronics from January 1995 to January 1998.

John R. W. Clayton (49).......   Company Secretary and Group Senior Counsel from
                                 November 1999. Company Secretary and Director of Legal and Secretariat, Guardian Royal
                                 Exchange plc from May 1992 to October 1999.

                                    OFFEROR

                        DIRECTORS AND EXECUTIVE OFFICERS

James C. Bays (50)*...........   Member of the board of directors since February
                                 2000. (Other biographical details set forth above under Invensys plc)

R P A Coles (57)..............   Member of the board of directors since April
                                 1994. Secretary of the company from 1991 to February 2000. Director of Legal Affairs, Group
                                 Senior Counsel of Invensys plc since February
                                 1998 and Director of Legal Affairs and Company
                                 Secretary of Invensys plc.

JD Thom (53)..................   Member of the board of directors since February
                                 2000. Group Tax and Treasury Strategist,
                                 Invensys plc from February 1999 and with BTR plc from September 1998 to February 1999. Group
                                 Treasurer BTR plc from 1977 to September 1998.

Allen M. Yurko (48)*..........   Member of the board of directors since April
                                 1994. (Other biographical details set forth above under Invensys plc)

Invensys Secretaries
Limited.......................   Appointed corporate secretary of Offeror from
                                 February 2000.
---------------
 * Citizen of the United States of America, with business address at Carlisle Place, London SW1P 1BX United Kingdom.

** Citizen of Sweden, with business address at Carlisle Place, London SW1P 1BX
   United Kingdom.

                                    ANNEX I
                             INDEX OF DEFINED TERMS

                                                              PAGE
                                                              ----
AEX Rules...................................................    vi
Agent's Message.............................................     7
Alternative Proposal........................................    28
Amsterdam Exchanges.........................................    vi
Articles....................................................    23
Assignment Agreement........................................    32
Baan........................................................     1
Baan Purchase Agreement.....................................    31
Book-Entry Confirmation.....................................     5
Book-Entry Transfer Facility................................     5
business day................................................     4
Closing Date................................................    vi
Company.....................................................     1
Company Form 20-F...........................................    12
Continuing Members..........................................    25
Custodian...................................................    vi
D&O Insurance...............................................    31
DCC.........................................................    vi
Depositaries................................................    vi
Dutch Depositary............................................    vi
Dutch GAAP..................................................    15
Dutch Law...................................................    vi
Dutch Merger Code...........................................    vi
Dutch Merger Committee......................................     4
Dutch Shares................................................    vi
Eligible Institution........................................     7
Enterprise Division.........................................    23
Exchange Act................................................     2
Expiration Date.............................................     3
Federal Reserve Board.......................................    14
Fletcher....................................................    32
Fletcher Agreement..........................................    32
Fletcher Expiration Date....................................    32
FTC.........................................................    35
GAP Purchase Agreement......................................    32
GAP Sellers.................................................    32
Goldman Sachs...............................................    21
Governmental Entity.........................................    25
GSI.........................................................     2

                                                              PAGE
                                                              ----
Indemnified Parties.........................................    31
Information Agent...........................................     2
ISS.........................................................    24
Laws........................................................    25
Lazard Freres...............................................     1
Letter of Transmittal.......................................    vi
Litigation..................................................    26
Minimum Condition...........................................     1
Minority Shareholders.......................................    22
Nasdaq/NMS..................................................     8
NECIGEF.....................................................    vi
Netherlands Holder..........................................    11
NLG.........................................................    19
Non-Netherlands Holder......................................    11
Notice of Guaranteed Delivery...............................    vi
Offer.......................................................     1
Offer Agreement.............................................     1
Offer Price.................................................     1
Offeror.....................................................     1
Oikonomos Purchase Agreement................................    32
Parent......................................................     1
Participating Member States.................................    19
PFIC........................................................    12
Representatives.............................................    28
Schedule 14D-9..............................................     1
Schedule TO.................................................    21
SEC.........................................................     1
Securities Act..............................................    14
Share Purchase Agreements...................................    31
Share Rights Agreement......................................    32
Shares......................................................     1
Statutory Buy Out Procedure.................................    22
Subsequent Offering Period..................................     3
Termination Fee.............................................    30
TIN.........................................................     9
Transaction.................................................    33
U.S. Depositary.............................................    vi
U.S. GAAP...................................................    15
U.S. Holder.................................................    12
U.S. Internal Revenue Code..................................    12
U.S. Registered Shares......................................    vi
Vanenburg Purchase Agreement................................    32

                                                                        ANNEX II

                             PRICE RANGE OF SHARES

     The following table sets forth, for the periods indicated, the high and low closing bid prices per Share on the Nasdaq/NMS and the Amsterdam Exchanges for the applicable periods.

                                                      AMSTERDAM                  NASDAQ/NMS
                                                      EXCHANGES               U.S.$ PER SHARE
                                                   EUROS PER SHARE            ---------------
                      MONTH                        HIGH        LOW           HIGH        LOW
                      -----                        -----      -----          ----      --------
1999
  June...........................................  16.15      13.25           17 5/8      13 13/16
  July...........................................  15.30      12.45           15 7/8      13 3/16
  August.........................................  13.00      10.85           14          12 1/4
  September......................................  15.05      11.65           15 5/8      12 1/2
  October........................................  13.80      11.13           14 5/8      11 3/4
  November.......................................  13.51      11.73           13 14/16    12 2/8
  December.......................................  14.63      13.18           14 7/8      13 1/8
2000
  January........................................  14.78       6.96           14 13/16     6 13/16
  February.......................................   7.50       5.06            7 7/16      5 5/16
  March..........................................   6.45       4.20            5 7/8       4 1/8
  April..........................................   5.64       3.57            5 1/4       3 3/8
  May............................................   3.45       1.26            4 3/16      1 3/16
  June (through June 12, 2000)...................   2.85       2.83            2 11/16     2 1/2

     The following table sets forth, for the dates indicated, intraday high and low prices per Share on the Nasdaq/NMS and the Amsterdam Exchanges for the applicable dates.

                                                        AMSTERDAM
                                                        EXCHANGES                 NASDAQ/NMS
                                                     ----------------          -----------------
                                                     EUROS PER SHARE            U.S.$ PER SHARE
                                                     ----------------          -----------------
DATE                                                  LOW       HIGH           LOW        HIGH
----                                                 -----      -----          ---      --------
12-May-00..........................................  2.25       2.50            2 1/16      2 3/16
15-May-00..........................................  2.05       2.38            1 7/8       2 1/16
16-May-00..........................................  1.91       2.18            1 3/4       1 15/16
17-May-00..........................................  1.83       2.10            1 3/4       1 15/16
18-May-00..........................................  1.75       2.06            1 5/8       1 7/8
19-May-00..........................................  1.32       1.88            1 2/8       1 1/2
22-May-00..........................................  1.16       1.40            1 1/8       1 3/8
23-May-00..........................................  1.15       1.36            1 2/16      1 1/4
24-May-00..........................................  1.25       1.61            1 5/16      1 7/8
25-May-00..........................................  1.80       3.06            2 1/4       3 3/4
26-May-00..........................................  2.40       3.49            2 7/16      2 13/16
29-May-00..........................................  2.35       2.86           --(2)       --(2)
30-May-00..........................................  2.51       2.72            2 7/16      4 1/4
31-May-00..........................................  2.91       3.35            2 5/8       2 3/4
 1-Jun-00..........................................    --(1)      --(1)         2 7/16      2 11/16
 2-Jun-00..........................................  2.65       2.85            2 1/2       2 5/8

                                                        AMSTERDAM
                                                        EXCHANGES                 NASDAQ/NMS
                                                     ----------------          -----------------
                                                     EUROS PER SHARE            U.S.$ PER SHARE
                                                     ----------------          -----------------
DATE                                                  LOW       HIGH           LOW        HIGH
----                                                 -----      -----          ---      --------
 5-Jun-00..........................................  2.71       2.85            2 1/2       2 5/8
 6-Jun-00..........................................  2.79       2.85            2 4/8       2 5/8
 7-Jun-00..........................................  2.80       2.84            2 10/16     2 11/16
 8-Jun-00..........................................  2.79       2.85            2 5/8       2 12/16
 9-Jun-00..........................................  2.81       2.88            2 1/2       2 11/16
12-Jun-00..........................................    --(1)      --(1)         2 9/16      2 5/8

---------------
(1) Bank holiday.

(2) Trading suspended.

                                                                       ANNEX III

                 ENGLISH TRANSLATION OF DUTCH LANGUAGE SUMMARY
                  PROVIDED TO SHAREHOLDERS IN THE NETHERLANDS

     This annex contains an English translation of a Dutch language summary of the Offer, which summary, together with a Dutch translation of the "Questions and Answers" section of the Offer to Purchase of which this annex is a part, is being made available to shareholders in The Netherlands.

                                      III-1

     THIS SUMMARY IS PROVIDED MERELY FOR THE CONVENIENCE OF SHAREHOLDERS AND SHALL NOT BE DEEMED TO CREATE ANY OBLIGATION ON THE PART OF INVENSYS PLC, INVENSYS HOLDINGS LIMITED OR THEIR SUBSIDIARIES OR THEIR REPRESENTATIVES OR AGENTS. IN THE EVENT OF ANY INCONSISTENCY OR CONFLICT BETWEEN THIS SUMMARY AND THE DEFINITIVE OFFER TO PURCHASE, THE TERMS AND PROVISIONS OF THE DEFINITIVE OFFER TO PURCHASE SHALL GOVERN.

     THE DESCRIPTION BELOW IS ONLY A SUMMARY OF THE OFFER TO PURCHASE, AND MAY NOT CONTAIN ALL INFORMATION IMPORTANT TO SHAREHOLDERS. SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE OFFER TO PURCHASE IN ITS ENTIRETY.

                                    SUMMARY

INTRODUCTION

     The Boards of Invensys plc (together with its subsidiaries, "Invensys") and Baan Company N.V. (together with its subsidiaries, "Baan" or the "Company") announced on May 31, 2000 the terms of a recommended cash offer by Invensys (the "Offer") to acquire the entire issued share capital of Baan. The Offer provides for a price of E2.85 in cash (the "Offer Price") for each Baan share, valuing the entire existing issued share capital of Baan at approximately E762 million (L474 million). The Supervisory and Management Boards of Baan, who have been advised by Lazard Freres & Co. LLC, unanimously recommend all Baan shareholders to accept the Offer.

     The Netherlands Committee on Merger Affairs ("Dutch Merger Committee"), trade unions involved with Baan and Baan's Works Councils have been informed of the proposed transaction, which is subject to the Works Councils' positive advice. On June 14, 2000, the Central Works Councils announced that the Company had received the Works Councils' positive advice on the Offer.

     All members of the Supervisory and Management Boards of Baan intend to tender their shares on the first day the Offer commences. In addition, Invensys has purchased at the Offer Price from Vanenburg Group (controlled by Jan and Paul Baan) and certain of their affiliates, Fletcher International Limited and General Atlantic Partners, their entire holdings in Baan Shares (as defined below), representing approximately 5.8%, 3.0% and 1.9%, respectively, of Baan's entire existing issued share capital. Following the announcement on May 31, 2000, and through June 12, 2000, Invensys purchased through its agent Goldman Sachs International 17,619,007 Baan Shares in transactions outside of the United States. As a result, as of the close of business on June 12, 2000, Invensys had already purchased and owns approximately 17.3% of Baan's entire existing issued share capital.

THE OFFER

     The Offer has been made by Invensys on the terms and subject to the conditions summarized herein, including:

Offer Price..................................  E2.85 per common share of Baan ("Shares"), net to the seller in cash, without interest.
Applicable Shares............................  Offer extends equally to all Shares.
Expiration Date..............................  July 13, 2000, 3:00 p.m. Amsterdam time, unless extended.
Minimum Condition............................  The Offer is conditioned on, among other things, there being validly tendered and not
                                               withdrawn prior to the Expiration Date that
                                               number of Shares which would, when added to
                                               the Shares previously acquired by Invensys,
                                               represent at least 95% of the outstanding
                                               Shares. See "Conditions" below.

     Tender of Shares. Holders of Shares held in bearer form ("Dutch Shares") will by customary practice be contacted by a broker, bank or custodian ("Custodian") through which such Shares are held. Any holder of Dutch Shares wishing to tender their Shares must instruct the Custodian to that effect in accordance with
                                      III-2
the Custodian's procedures, as set forth in the announcement published on June 14, 2000 in the Dutch Financial Times and the official price list of the Amsterdam Exchanges.

     Holders of Shares held in certificates and registered in the shareholder registry in New York City ("U.S. Registered Shares") should refer to Section 3 of the Offer to Purchase.

     Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the "Information Agent"), at the address and telephone numbers set forth on the back cover of the Offer to Purchase. Holders of Dutch Shares in The Netherlands may also contact the custodian, bank or broker through which they hold their shares. Holders of Dutch Shares may obtain additional copies of the Offer to Purchase from ABN AMRO Bank N.V. or from the Custodian through which such holder's Shares are held. Holders of U.S. Registered Shares may obtain additional copies of the Offer to Purchase, the letter of transmittal provided with the Offer to Purchase (the "Letter of Transmittal"), a notice of guaranteed delivery and other related materials from the Information Agent or from brokers, dealers, commercial banks and trust companies.

     Brokerage Fees; Transfer Taxes. Tendering shareholders will not be required to pay brokerage fees or commissions or, except in the case of holders of U.S. Registered Shares, as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer.

     Extension or Amendment of Offer. The Offer may not be amended except in accordance with its terms and as permitted by Dutch or United States law. Under Dutch law, any change in the terms of the Offer could require the termination of the existing Offer and a commencement of a new offer. With respect to immaterial changes, or in cases where the Offer Price is increased, The Dutch Merger Committee could grant an exemption from the requirement to commence a new offer.

     Amendment of Price. If prior to the Expiration Date, Invensys increases the Offer Price to be paid per Share pursuant to the Offer, the increased price will be paid for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in the Offer Price.

     Payment. On or prior to the completion of the Offer, Invensys will deposit with the Depositaries (as defined below) cash in an amount equal to the product of the Offer Price and the number of tendered Shares. Promptly after the completion of the Offer, ABN AMRO Bank N.V. (in its role as receiving agent or exchange agent the "Dutch Depositary") or Morgan Guaranty Trust Company of New York (the "U.S. Depositary" and, together with the Dutch Depositary, the "Depositaries") shall distribute to each holder of tendered Shares pursuant to the Offer, an amount equal to the product of the Offer Price and the number of Shares tendered by such shareholder by making a payment to the relevant Custodians for the benefit of their respective clients.

     Currency Election. Although the Offer Price is stated in euros, the U.S. Depositary will make payments for U.S. Registered Shares tendered and accepted pursuant to the Offer in U.S. dollars based on the U.S. dollar/euro exchange rate prevailing when funds are made available to the U.S. Depositary, unless holders of U.S. Registered Shares elect to receive all such payments in euros.

     Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Invensys pursuant to the Offer, may also be withdrawn at any time after August 13, 2000.

     For a withdrawal of a tender of Dutch Shares to be effective, a holder of Dutch Shares must notify such holder's Custodian in accordance with the procedures of the Custodian. With respect to a tender of Dutch Shares withdrawn prior to the Expiration Date, each Custodian shall exclude such Shares from the notice to the Dutch Depositary of the number of such Dutch Shares tendered by its clients.

     For a withdrawal of a tender of U.S. Registered Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the U.S. Depositary at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares for which the tender is to be withdrawn, the number of Shares for which the tender is to

                                      III-3
be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

     Delisting of Shares. Invensys intends to cause the Company to seek delisting of the Shares from the Amsterdam Exchanges and the Nasdaq/NMS and to cause the Company to apply for termination of registration of the Shares under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon after the completion of the Offer as the requirements for such delisting and termination are met.

     Purpose; Post-Offer Intentions. The purpose of the Offer is to enable Invensys to acquire control of, and the entire equity interest in, Baan. At such time as Invensys acquires at least 95% of the outstanding issued Shares, Invensys intends to pursue a statutory buy out procedure of any remaining minority shares pursuant to Dutch Law (the "Statutory Buy Out Procedure").

     In addition to the Statutory Buy Out Procedure, Invensys currently intends, after completion of the Offer, to cause the effectuation by Baan and one or more Dutch subsidiaries of Invensys of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code, provided that the merger consideration if not payable in cash at the same price per share as is payable pursuant to the Offer shall provide equivalent value to such cash amount.

     Invensys. Invensys is a global leader in the automation and controls industry created by the merger of BTR plc and Siebe plc in February 1999. Invensys operates in over 40 countries and employs over 90,000 people. Invensys' business is controls and automation based, with products ranging from advanced control systems for automating industrial plants and controlling the environments of buildings, to electronic devices found in many domestic and commercial appliances. For the year ended March 31, 2000, Invensys had revenues of approximately L9,034 million (U.S.$14,454 million) and operating profit (before goodwill amortization and exceptional items) of L1,203 million (U.S.$1,925 million). Invensys shareholders' equity at March 31, 2000 was approximately L1,024 million (U.S.$1,638 million) with approximately L578 million (U.S.$925 million) of cash and cash equivalents. As of March 31, 2000, the U.S. dollar/British pound exchange ratio was U.S. $1.60 to L1.00. Invensys offices are located at Invensys House, Carlisle Place, London SW1P 1BX, England. The offeror in the transaction is a wholly owned subsidiary of Invensys and a private limited company organized under the laws of England and Wales.

     Conditions. Invensys shall not be required to accept for payment or pay for Shares and may terminate or amend the Offer if on or after the Expiration Date any of the following conditions exist or occur and remain in effect:

          (a) prior to the expiration of the Offer, there shall not have been validly tendered (and not withdrawn) that number of Shares which would, when added to the Shares previously acquired by Invensys, represent at least 95% of the outstanding Shares;

          (b) any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any applicable mandatory waiting periods under any applicable non-U.S. laws shall not have expired or been terminated;

          (c) any governmental entity or person has instituted and has pending certain litigation seeking to:

             (i) challenge the acquisition by Invensys (or any of its affiliates) of any Shares pursuant to the Offer or restrain, prohibit the making or completion of the Offer;

             (ii) impose limitations on the ability of Invensys (or any of its affiliates) effectively to acquire or hold (or to require Invensys or Baan or any of their respective affiliates or subsidiaries to dispose of or hold separate) any material portion of their assets or the business of any one of them; or

             (iii) impose limitations on the ability of Invensys (or any of its affiliates) to exercise full rights of ownership of any Shares purchased by it;

     provided that, if such litigation is by a person other than a governmental entity, such litigation is reasonably likely to have a material adverse effect;
                                      III-4

          (d) there has been promulgated, enacted, entered, enforced or deemed applicable to the Offer, by any governmental entity, any law that would reasonably be expected to result in any of the consequences referred to in clause (c) above;

          (e) the Offer Agreement dated May 31, 2000 between Invensys on behalf of itself and two subsidiaries (then intended to be formed) and Baan has been terminated in accordance with its terms;

          (f) (i) any of the representations and warranties made by Baan in the Offer Agreement was not true and correct in all respects when made, or thereafter has ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), except to the extent that any such failure to be true and correct, individually and in the aggregate with all such other failures, would not have a material adverse effect, or
     (ii) Baan has materially breached or failed to comply in any material respect with any of its material obligations under the Offer Agreement, except to the extent that any such breach or failure to comply, individually or in the aggregate with all such other breaches or failures, would not have a material adverse effect;

          (g) any corporation, entity, "group" or "person" (each as defined in the U.S. Securities Exchange Act of 1934, as amended) other than Invensys has acquired beneficial ownership of a majority of the outstanding Shares;

          (h) Baan's Supervisory or Management Board has modified or amended its recommendation of the Offer in any manner adverse to Invensys, withdrawn its recommendation of the Offer, approved or recommended acceptance of any alternative proposal by a third party or resolved to do any of the foregoing;

          (i) since March 31, 2000 and save for any change or event previously disclosed to Invensys in writing, any change or event has occurred which, individually or in aggregate, has had or is reasonably likely to have a material adverse effect;

          (j) Invensys or Baan have not received clearance from the European Union Merger Task Force; or

          (k) the Works Councils of Baan have (i) given a negative advice with respect to the recommendation of the Supervisory Board or Management Board of Baan in connection with the Offer and (ii) initiated legal proceedings in the relevant Dutch courts to prevent the completion of the Offer.

     The conditions described above may be waived by Invensys, in whole or in part, at any time and from time to time, in its reasonable discretion.

     Should the Offer be terminated pursuant to any provision above, all tendered Shares not accepted for payment at the time of such termination shall promptly be returned by the depositary to the tendering Baan shareholders.

     Invensys has agreed that if any Offer conditions are not satisfied or waived on any scheduled Expiration Date, Invensys will extend the Offer on one or more occasions, if such Offer condition or Offer conditions could reasonably be expected to be satisfied within thirty days following the scheduled or extended Expiration Date of the Offer. In the event of an extension of the Offer, Invensys will issue a press release announcing the new expiration date.

     Dutch Merger Code Matters. The Dutch Merger Committee, trade unions involved with Baan and the Amsterdam Exchanges have been informed of the Offer. In addition, Invensys has received confirmation from the Dutch Merger Committee that the Offer is in compliance with the Dutch Merger Code.

     The Offer Price was determined as part of the overall negotiations between Invensys and Baan regarding the Offer, taking into account the other terms of the transaction. In particular, determination of the Offer Price was based on the trading price of Baan's stock shortly before execution of the Offer Agreement and the recent financial results of Baan.

                                      III-5

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the appropriate Depositary at one of the addresses set forth below:

                     The U.S. Depositary for the Offer is:

                         MORGAN GUARANTY TRUST COMPANY
                                  OF NEW YORK

           By Mail:                          By Hand:                By Overnight Mail or Courier:
    c/o EquiServe Corporate     c/o Securities Transfer & Reporting     c/o Colbent Management
        Reorganization                Services, Inc. (STARS)           Corporate Reorganization
        P.O. Box 842007            100 William Street, Galleria           40 Campanelli Drive
     Boston, MA 02284-2007           New York, New York 10038             Braintree, MA 02184
  For Confirmation Telephone:                                           Facsimile Copy Number:
        (781) 575-4816                                                      (781) 575-4826

                     The Dutch Depositary for the Offer is:

                               ABN AMRO BANK N.V.

                  Dept. Issuing Institutions/Corporate Actions
                                    MF 2020
                                 Kemelstedle 2
                                 4817 ST Breda
                           Amsterdam, The Netherlands

                             Facsimile Copy Number:
                                  076-5799620
                        (For Eligible Institutions Only)

                          For Confirmation Telephone:
                                  076-5799482

                           For Information Telephone:
                                  076-5799482

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and location listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
             In the U.S. and Canada Call Toll Free: (800) 359-5559
                    All Others Call Collect: (212) 269-5550